Exhibit 99.1

GENERAL

On February 21, 2008 Reed Elsevier announced a plan to divest Reed Business Information (“RBI”) which, representing a separate major line of business, met the requirements of IFRS5, Non-current Assets Held for Sale and Discontinued Operations, to be classified as a discontinued operation.

Reed Elsevier is filing herewith updated financial statements and other affected financial information for the periods included in that annual report on Form 20-F to reflect the classification of RBI as a discontinued operation.

SECTION 1: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER

The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate consolidated financial statements which reflect their respective shareholders’ economic interests in Reed Elsevier accounted for on an equity basis.

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte & Touche LLP, London and Deloitte Accountants BV, Amsterdam.

Combined Income Statement Data(1)

	As at December 31,
	2007(2)	2007	2006	2005	2004
	(in millions)

Amounts in accordance with IFRS:
Revenue from continuing operations	$5,582	£3,678	£3,613	£3,373	£3,076
Operating profit from continuing operations(3)	1,210	797	752	677	635
Net finance costs	(211)	(139)	(158)	(140)	(132)
Disposals and other non operating items(4)	94	62	24	3	(1)
Profit before tax from continuing operations	1,093	720	618	540	502
Taxation in continuing operations(5)	165	109	(61)	(194)	(132)
Profit from discontinued operations(6)	568	374	68	118	91
Minority interests	(5)	(3)	(2)	(2)	(2)
Profit attributable to parent companies’ shareholders	1,821	1,200	623	462	459

Combined Balance Sheet Data(1)

	As at December 31,
	2007(2)	2007	2006	2005	2004
	(in millions)

Amounts in accordance with IFRS:
Total assets	$14,840	£9,778	£8,532	£9,127	£7,952
Long term obligations less current portion	(3,038)	(2,002)	(2,085)	(2,264)	(1,706)
Minority interests	(17)	(11)	(13)	(15)	(13)
Combined shareholders’ equity	4,500	2,965	1,966	1,970	1,664

(1)	The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”). As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the combined financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education and Reed Business Information (“RBI”) as discontinued operations.

(2)	Noon buying rates as at November 24, 2008 have been used to provide a convenience translation into US dollars. At November 24, 2008 the noon buying rate was $1.5177 per £1.00.

(3)	Operating profit from continuing operations is stated after charging £194 million in respect of amortisation of acquired intangible assets (2006: £186 million; 2005: £174 million; 2004: £153 million); £17 million in respect of acquisition integration costs (2006: £21 million; 2005: £20 million; 2004: £20 million); and £8 million in respect of taxation in joint ventures (2006: £10 million; 2005: £6 million; 2004: £7 million).

(4)	Disposals and other non operating items comprise a £64 million gain on disposal of businesses and other assets (2006: £23 million gain; 2005: nil; 2004: £1 million loss) and a £2 million loss relating to the revaluation of held for trading investments (2006: £1 million gain; 2005: £3 million gain; 2004: nil).

(5)	Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations. Taxation in continuing operations in 2006 includes credits of £65 million in respect of prior period disposals.

(6)	Following announcement in February 2008 and 2007 of the planned sales of RBI and Harcourt Education respectively, the divisions are presented for current and prior periods as discontinued operations. Profit from discontinued operations in 2007 includes the gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year of £611 million. Taxes on the completed disposals were £380 million.

REED ELSEVIER PLC

The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results and financial position of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC’s shareholders in Reed Elsevier, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on an equity basis.

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte & Touche LLP, London.

	As at December 31,
	2007(3)		2007		2006		2005		2004
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)
Profit before tax(2)	$976		£643		£328		£242		£240
Taxation	(29)		(19)		(8)		(7)		(5)
Profit attributable to ordinary shareholders	947		624		320		235		235
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	75.4	¢	49.7	p	25.6	p	18.6	p	18.6	p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses(4)	51.5	¢	33.9	p	22.7	p	13.7	p	14.8	p
Dividends per Reed Elsevier PLC ordinary share(5)	24.7	¢	16.3	p	14.8	p	13.3	p	12.1	p
Total assets	$2,404		£1,584		£1,090		£1,090		£929
Long term obligations	—		—		—		(36)		(36)
Total equity/Net assets	2,380		1,568		1,040		1,042		880
Weighted average number of shares(6)	1,256.5		1,256.5		1,251.9		1,266.2		1,264.6

(1)	The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the consolidated financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education and RBI as discontinued operations.

(2)	Profit before tax includes Reed Elsevier PLC’s share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at November 24, 2008 have been used to provide a convenience translation into US dollars. At November 24, 2008 the noon buying rate was $1.5177 per £1.00.

(4)	Following announcement in February 2008 and 2007 of the planned sales of RBI and Harcourt Education respectively, and their subsequent classification as discontinued operations, earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses has been presented.

(5)	The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases.

Dividends declared in the year, in amounts per ordinary share, comprise a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p. The directors of Reed Elsevier PLC have proposed a 2007 final dividend of 13.6p (2006: 11.8p; 2005: 10.7p; 2004: 9.6p), giving a total dividend in respect of the financial year of 18.1p (2006: 15.9p; 2005: 14.4p; 2004: 13.0p).

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2006 translated into cents at the noon buying rate on December 31, 2006 were 29.0 cents.

(6)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust.

REED ELSEVIER NV

The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV’s shareholders in Reed Elsevier. These interests are accounted for on an equity basis.

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the consolidated financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants BV, Amsterdam.

	As at December 31,
	2007(3)		2007	2006	2005	2004
	(in millions, except per share amounts)

Amounts in accordance with IFRS:(1)

Profit before tax(2)	$1,125		€873	€459	€338	€338
Taxation	(23)		(18)	(1)	—	—
Profit attributable to ordinary shareholders	1,102		855	458	338	338
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$1.42		€1.10	€0.59	€0.43	€0.43
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses(4)	$1.01		€0.78	€0.53	€0.32	€0.35
Dividends per Reed Elsevier NV ordinary share(5)	53.9	¢	€0.418	€0.369	€0.332	€0.310
Total assets	$2,693		€2,089	€1,537	€1,510	€1,245
Total equity/Net assets	2,599		2,016	1,465	1,438	1,173
Weighted average number of shares(6)	774.9		774.9	772.1	783.1	783.3

(1)	The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. As permitted, following the transition to IFRS on January 1, 2004 only four years of IFRS information are presented. Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented. The figures for 2004 have been derived from the consolidated financial statements for the year ended December 31, 2004, not included herein, and after adjusting for the effects of the classification of Harcourt Education and RBI as discontinued operations.

(2)	Profit before tax includes Reed Elsevier NV’s share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses.

(3)	Noon buying rates as at November 24, 2008 have been used to provide a convenience translation into US dollars. At November 24, 2008 the Noon Buying Rate was $1.2890 per €1.00.

(4)	Following announcement in February 2008 and 2007 of the planned sales of RBI and Harcourt Education respectively, and their subsequent classification as discontinued operations, earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses has been presented.

(5)	Dividends declared in the year comprise, in amounts per ordinary share, a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418. The directors of Reed Elsevier NV have proposed a 2007 final dividend of €0.311 (2006: €0.304; 2005: €0.267; 2004: €0.240), giving a total dividend in respect of the financial year of €0.425 (2006: €0.406; 2005: €0.359; 2004: €0.330).

Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2006 translated into cents at the noon buying rate on December 31, 2006 were 48.7 cents.

(6)	Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust.

SECTION 2: INFORMATION ON REED ELSEVIER

BUSINESS OVERVIEW

We are one of the world’s leading publishers and information providers. Our activities include science and medical, legal and organising trade exhibitions and conferences. Our principal operations are in North America and Europe. For the year ended December 31, 2007 we had total revenue from continuing operations of approximately £3.7 billion and an average of approximately 23,500 employees. As at December 31, 2007 we had approximately 23,400 employees. In 2007, North America represented our largest single geographic market, based on revenue by destination, contributing 53% of our total revenue from continuing operations.

Our continuing businesses provide products and services that are organised in three business divisions: Elsevier serves the science and medical sector; LexisNexis, the legal and other professional sectors; and Reed Exhibitions, the exhibitions and conferences sector.

Revenue is derived principally from subscriptions, circulation sales, advertising sales and exhibition fees. In 2007, 50% of Reed Elsevier’s revenue from continuing operations was derived from subscriptions; 24% from circulation sales; 5% from advertising sales; 15% from exhibition fees; and 6% from other sources. An increasing proportion of continuing revenue is derived from electronic information products, principally internet based, and in 2007, 52% of our revenue was derived from such sources, including 72% of LexisNexis revenue, 51% of Elsevier revenue and 1% of Reed Exhibitions revenue.

Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation sales have tended to be more stable than advertising sales through economic cycles.

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or period of online display; exhibitions — on occurrence of the exhibition. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Certain of our businesses are seasonal in nature. In Elsevier, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. The majority of medical publishing and sales arise in the second half of the year. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arise in the second half of the year.

Our businesses compete for subscription, circulation and marketing expenditures in scientific and medical, legal and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

	Revenue from continuing operations(1)
	Year ended December 31,
	2007		2006		2005
	(in millions, except percentages)

Elsevier	£1,507	41%	£1,521	42%	£1,436	43%
LexisNexis	1,594	43	1,570	44	1,466	43
Reed Exhibitions	577	16	522	14	471	14

Total	£3,678	100%	£3,613	100%	£3,373	100%

(1)	Following announcement in February 2008 and 2007 of the planned sales of Reed Business Information and Harcourt Education respectively, the divisions are presented in the financial statements as discontinued operations and are excluded from the above analysis.

ELSEVIER

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
Elsevier
Science & Technology	£774	£792	£785
Health Sciences	733	729	651

	£1,507	£1,521	£1,436

Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier’s principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St. Louis, San Diego, Boston, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.

Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by shared service functions that provide book and journal production, application management, information technology, fulfilment and distribution services.

Science & Technology

The Science & Technology division contributed 51% of the total Elsevier revenue in 2007. Of this revenue, 77% came from journals (both print and electronic), 11% from books and the rest mainly from databases and software. Approximately 35% of Science & Technology revenue in 2007 was derived from North America, 34% from Europe and the remaining 31% from the rest of the world.

Through a number of imprints, including Elsevier, Academic Press, Focal Press and Butterworth Heinemann, Elsevier supplies scientific and technical information through journals and books, in print and electronic media, to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier’s scientific journals well known in their fields are Cell, Brain Research, Neuroscience, Journal of Molecular Biology, Molecular Therapy and Developmental Biology in the life sciences; Tetrahedron and Journal of Chromatography A in chemistry; Physics Letters A, Solid State Communications, Journal of Computational Physics and Journal of Sound and Vibration in physics; Journal of Financial Economics and Social Sciences in Medicine in the fields of economics and social sciences; Artificial Intelligence in the computer sciences field; and Biomaterials in the field of material sciences and engineering.

Science & Technology’s flagship electronic product is ScienceDirect, the world’s largest database of scientific, technical and medical journal articles. ScienceDirect now holds almost nine million scientific research articles and an expanding portfolio of books currently comprising over 65 major reference works, over 50 book series, seven handbooks totaling over 175 volumes, and more than 4,000 e-books. Beginning in 2008 over 500 e-books will be added to ScienceDirect each year. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.

Elsevier’s online products include Scopus, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. The Scopus database now has nearly 33 million records of scientific research articles from 15,000 peer reviewed journals, over 21 million patents, and references to over 386 million web pages.

Elsevier offers secondary databases, available electronically, online or on CD. These include: EMBASE, covering pharmaceutical and biomedical sciences; Compendex, which is largely distributed through the online discovery platform Engineering Village, covering the engineering disciplines; CrossFire Beilstein, a database in organic chemistry; and Geobase, focusing on geoscience and related areas.

Competition within the science and technology publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by other professional publishers and learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Elsevier’s print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Electronic products, such as ScienceDirect, are sold directly to libraries, corporations and other end users through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, wholesalers and direct marketing.

Health Sciences

The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the Saunders, Mosby, Churchill Livingstone, Excerpta Medica, Masson, Doyma and Netter imprints and brands. It also operates an electronic health care content delivery business including such brands as MD Consult, Evolve, Gold Standard and MC Strategies. Its principal geographic markets are the United States, the United Kingdom, Germany, France and Spain, while other important markets include Italy, Canada, Australia, Japan, China, India and South East Asia.

Health Sciences contributed approximately 49% of the total Elsevier revenue in 2007. Of this revenue, 48% came from journals and related activities, 43% from books and related activities, both delivered in print and electronic form, and the remainder mainly from the pharmaceutical communication business. Approximately 56% of Health Sciences revenue by destination in 2007 was derived from North America, 28% from Europe and the remaining 16% from the rest of the world.

Elsevier publishes a broad range of journals serving both the healthcare researcher and practitioner, such as The Lancet, The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, Pain, Journal of Emergency Medical Services, The Journal of Urology, The American Journal of Obstetrics and Gynecology, and European Journal of Cancer. Within its journal publishing programme, Elsevier publishes a number of journals for learned societies.

Elsevier publishes English language textbooks and reference works for students and practising professionals in the medical, nursing and health professions in the United States, the United Kingdom, Canada and Australia. Elsevier also publishes local language medical books and journals and provides communications services in many other geographies. Elsevier’s medical textbooks include Gray’s Anatomy, Cecil Medicine, Guyton’s Textbook of Medical Physiology, Robbins & Cotran Pathologic Basis of Disease, and Rang and Dale’s Pharmacology. Elsevier’s nursing titles include Mosby’s Medical, Nursing and Allied Health Dictionary, Mosby’s Nursing Drug Reference, Medical-Surgical Nursing, Potter and Perry’s Fundamentals of Nursing and Wong’s Essentials of Pediatric Nursing. In the allied health professions markets, Elsevier publishes Chabner’s The Language of Medicine, Merrill’s Atlas of Radiographic Positioning & Procedures, Ettinger’s Textbook of Veterinary Internal Medicine and Sturdevant’s Art and Science of Operative Dentistry. Elsevier’s local language book and journal titles include Encyclopédie Médico-Chirurgicale and the book series Les Conférences d’Enseignement in France, Medicina Interna in Spain and Sobotta’s Atlas der Anatomie des Menschen in Germany. Notable local language journals include La Presse Medicale and Archives de Maladies du Coeur et des Vaisseaux (France) and Jano (Spain).

As an extension of its medical reference works programme, Elsevier publishes fully searchable online web editions.

Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through ScienceDirect and other electronic platforms, Health Sciences’ Consult suite of products provides web access to major medical reference works, databases, clinical journals, drug information, video based procedures content, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. In 2007, Elsevier has continued to develop its online health sciences education platform, Evolve, which provides electronic content, services and course management tools to support and develop its health sciences textbook programme.

Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.

The medical publishing field is fragmented with competition generally on a title by title and product by product basis. In the United States, Elsevier faces regional competition from a number of information publishers and service providers, including Wolters Kluwer Health (Ovid, Adis International and Lippincott Williams & Wilkins); The Thomson Corporation (Thomson Healthcare); McGraw Hill (Harrison’s); Pearson (Prentice Hall); Wiley-Blackwell; Informa (Informa Healthcare, Taylor & Francis); the American Medical Association (JAMA); and the Massachusetts Medical Society (New England Journal of Medicine).

Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Print journals are generally sold to libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as MD Consult, are generally sold directly to hospitals, medical practitioners, health care payers and other end users directly through our dedicated sales force.

Shared services

The shared service functions provide book and journal production, application management, information technology, customer service and support, and fulfillment and distribution for both the Science & Technology and Health Sciences divisions.

Much of the pre-press production for journals and books is outsourced. An electronic production system manages the journal production process from author submission to delivery of the full text of journal articles in whichever format the customer requires, via ScienceDirect, MD Consult, learned society websites, on CD or in print.

All printing is outsourced to unaffiliated printers in many locations including North America, Europe and Asia. Elsevier’s book warehouse in the United States is owned and operated by Elsevier, but all other distribution and warehousing services are outsourced.

LEXISNEXIS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
LexisNexis
United States	£1,113	£1,129	£1,061
International	481	441	405

	£1,594	£1,570	£1,466

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers in the US and internationally and comprises LexisNexis United States and LexisNexis International.

Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added solutions to meet demands for greater legal efficiency and productivity.

Increasingly legal information and services are being delivered online, with potential to deliver such products and solutions in markets outside the United States where online migration is at significantly lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk information and analytics, which is growing due to increasing consumer credit losses and fraud and the demand for identity verification.

In 2007, LexisNexis United States contributed approximately 70% of the total LexisNexis revenue, with LexisNexis International accounting for 30%.

LexisNexis United States

LexisNexis United States comprises US Legal Markets and US Corporate and Public Markets. In 2007, approximately 62% of LexisNexis United States’ revenue came from subscription sales, including online services, 19% from transactional sales, including online services, 8% from advertising, including directory listings, 2% from circulation and copy sales and the remaining 9% from other sources.

US Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools and state and local governments. During 2007, we have selectively acquired a number of small businesses, including providers of software tools for litigation professionals that complement the assets and customer relationships we already have.

The flagship online legal research service, lexisnexis.com, provides online access to state and federal case law; codes and statutes; court documents; over seven billion searchable documents from over 35,000 sources online; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customised for the needs of legal researchers.

US Legal Markets is increasingly providing Total Practice Solutions, combining content with online workflow tools to provide products and solutions in Client Development, Research, Practice Management and Litigation Services.

Client Development solutions include the Martindale-Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide. In addition, it provides a suite of business intelligence tools that help lawyers find and target clients, along with customer relationship management workflow tools. In Research, LexisNexis provides statutes and case law for all 50 US states as well as research, analysis and citation services. They include Matthew Bender publications Collier on Bankruptcy, Moore’s Federal Practice and Nimmer on Copyright, Michie’s 600 practice-enhancing titles, 400 custom legal publications and annotated codes as well as its United States Code Service and United States Supreme Court Reports, Lawyer’s Edition. It also includes Shepard’s, the publisher of Shepard’s Citations Service, a legal citation service delivered online and in print. “Shepardizing” is a common process for US lawyers checking the continuing authority of cases or statutory references. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including Total Litigator, electronic discovery services, evidence management through Casesoft’s Casemap product, Concordance’s Dataflight case analysis product, court docket tracking and e-filing with our Courtlink service, expert identification and legal document preparation.

US Corporate and Public Markets develops, markets and sells LexisNexis products and services to corporations, federal government agencies and academic institutions and also manages news, business, financial and public records content acquisition and enhancements. The risk management and information analytic applications of US Corporate and Public Markets are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence; and allow business, financial services, legal and government customers to quickly and easily extract valuable knowledge from a vast array of data.

In US legal markets, LexisNexis United States’ principal competitor is West (The Thomson Corporation). The principal competitors in corporate and public markets are West and Dialog (The Thomson Corporation) and Factiva (News Corporation).

LexisNexis International

The LexisNexis International division comprises LexisNexis Europe, Canada, Latin America and Africa, headquartered in London, and LexisNexis Asia Pacific, headquartered in Singapore. In 2007, approximately 62% of LexisNexis International’s revenue was derived from subscriptions, 27% from circulation sales, 2% from advertising and 9% from other sources. In the same year, approximately 40% of revenue came from the UK, 29% from Continental Europe and 31% from the rest of the world. The most significant business within Continental Europe is in France.

LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information and solutions via online, print and CD media. The web-based LexisNexis Butterworths service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths’ principal publications are Halsbury’s Laws of England, The Encyclopaedia of Forms and Precedents, Simon’s Taxes and Butterworths Company Law Service. The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of the Thomson Corporation) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (News Corporation) in corporate markets.

LexisNexis in France is a provider of information to lawyers, notaries and courts, with JurisClasseur and La Semaine Juridique being the principal publications. Under the brand of Infolib LexisNexis also provides practice management and computation software tools for lawyers, notaries and accountants. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lefèbvre) and Lamy (Wolters Kluwer).

REED EXHIBITIONS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue	£577	£522	£471

Reed Exhibitions

Reed Exhibitions organises trade exhibitions and conferences internationally, with over 500 events in 38 countries, attracting over 90,000 exhibitors and six million visitors annually. 72% of Reed Exhibitions’ revenue is derived from exhibition participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2007, approximately 21% of Reed Exhibitions’ revenue came from North America, 46% from Continental Europe, 11% from the United Kingdom and the remaining 22% from the rest of the world. As some events are held other than annually, revenue in any single year may be affected by the cycle of non-annual exhibitions.

Reed Exhibitions’ events are concentrated primarily in the following industries: aerospace; building and construction; electronics; energy; oil and gas; waste management; food and hospitality; jewellery; pharmaceuticals; property; publishing; sport and recreation; and travel. They include JCK International Jewellery Shows, Professional Golfers Association (PGA) Merchandise Show and National Hardware Show in North America; World Travel Market and London Book Fair in the United Kingdom; Batimat, MIDEM, MIPTV, MIPcom, MIPIM, MAPIC, Salon Nautique, Pollutec and Maison et Objet in France; AIMEX and Australian Gift Fairs in Australia; International Jewellery Tokyo in Japan; and Thai Metalex in South-East Asia. In April 2007 Reed Exhibitions acquired a 60% interest in a Brazilian exhibition business, comprising many market leading events.

The exhibition industry has historically been extremely fragmented. The main US competitor is Nielsen, and the main UK competitor is CMP. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners who are also seeking an international presence.

REED BUSINESS INFORMATION AND HARCOURT EDUCATION — DISCONTINUED OPERATIONS

	Year ended December 31,
	2007	2006	2005
	(in millions)

Revenue
Reed Business Information	£906	£896	£892

Harcourt Education
US Schools and Testing	£708	£776	£785
International	44	113	116

	£752	£889	£901

Following announcement in February 2008 and 2007 of the planned sales of Reed Business Information and Harcourt Education respectively, the divisions are presented as discontinued operations. On May 4, 2007 the sale of Harcourt Assessment and Harcourt Education International businesses for $950 million was announced, and on July 16, 2007 the sale of Harcourt US Schools Education businesses for $4.0 billion was announced. The sales had completed by December 31, 2007 with the exception of Harcourt Assessment and certain Harcourt International businesses, the sale of which completed on January 30, 2008.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group (“ERF”), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA (“EFSA”), Elsevier Properties SA (“EPSA”) and Elsevier Risks SA (“ERSA”). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc’s businesses operating in Continental Europe, South America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf.

EPSA is responsible for the management of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

In 2007, EPSA issued a CHF350 million bond in the Swiss public market and concluded several term financing agreements. It renegotiated a number of banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies on treasury matters, including interest and foreign currency exposures particularly in the context of the disposal of the Harcourt Education businesses.

The average balance of cash under management by EFSA in 2007, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.9 billion (2006: $0.5 billion).

EPSA acquired additional intangible assets in the period, including the rights to the Beilstein chemical compound database.

At the end of 2007, 89% (2006: 88%) of ERF’s gross assets were held in US dollars and 10% (2006: 10%) in euros, including $8.5 billion (2006: $8.4 billion) and €0.7 billion (2006: €0.8 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3 billion and short term debt of $1.1 billion backed by committed bank facilities. Long term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

SECTION 3: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2007 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation sales, advertising sales and exhibition fees.

Revenue by source for continuing operations(1)
Year ended December 31,

	2007		2006		2005
	(in millions, except percentages)

Subscriptions	£1,843	50%	£1,853	51%	£1,714	51%
Circulation	859	24	843	23	811	24
Advertising	196	5	198	6	168	5
Exhibition fees	563	15	510	14	470	14
Other	217	6	209	6	210	6

Total	£3,678	100%	£3,613	100%	£3,373	100%

Revenue by geographic market for continuing operations(1)
Year ended December 31,

	2007		2006		2005
	(in millions, except percentages)

North America	£1,932	53%	£1,993	55%	£1,867	55%
United Kingdom	377	10	314	9	301	9
The Netherlands	36	1	31	1	28	1
Rest of Europe	749	20	731	20	663	20
Rest of world	584	16	544	15	514	15

Total	£3,678	100%	£3,613	100%	£3,373	100%

(1)	Following announcement in February 2007 and 2008 of the planned sale of Harcourt Education and Reed Business Information respectively, the divisions are presented as discontinued operations and are excluded from the above analysis.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2007 for continuing operations represented 39% of Reed Elsevier’s total cost of sales and operating expenses before amortisation of acquired intangible assets (2006: 40%; 2005: 40%).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier’s continuing business segments in each of the three years ended December 31, 2007 together with the percentage change in 2007 and 2006 at both actual and constant exchange rates. Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IAS 14: Segment Reporting in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation of adjusted operating profit to operating profit is included below.

	Revenue from continuing operations(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£1,507	41%	£1,521	42%	-1%	+4%	£1,436	43%	+6%	+8%
LexisNexis	1,594	43	1,570	44	+2	+8	1,466	43	+7	+8
Reed Exhibitions	577	16	522	14	+11	+13	471	14	+11	+12

Total	£3,678	100%	£3,613	100%	+2%	+7%	£3,373	100%	+7%	+9%

	Operating Profit from continuing operations(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£410	51%	£395	52%	+4%	+10%	£396	57%	0%	+7%
LexisNexis	287	36	264	35	+9	+15	218	31	+21	+23
Reed Exhibitions	106	13	98	13	+8	+12	83	12	+18	+20

Subtotal	£803	100%	£757	100%			£697	100%
Corporate costs	(45)		(39)				(32)
Unallocated net pension credit(4)	39		34				12

Total	£797		£752		+6%	+12%	£677		+11%	+16%

	Adjusted Operating Profit from continuing operations(3)(5)
	Year ended December 31,
	2007		2006		% change		2005		% change
					actual	constant			actual	constant
					rates	rates(1)			rates	rates(2)
	(in millions, except percentages)

Elsevier	£477	47%	£465	48%	+3%	+9%	£449	50%	+4%	+10%
LexisNexis	406	40	380	39	+7	+14	338	38	+12	+13
Reed Exhibitions	139	13	129	13	+8	+10	110	12	+17	+19

Subtotal	£1,022	100%	£974	100%			£897	100%
Corporate costs	(45)		(39)				(32)
Unallocated net pension credit(4)	39		34				12

Total	£1,016		£969		+5%	+11%	£877		+10%	+15%

Adjusted operating profit is derived from operating profit as follows:

	2007	2006	2005
	(in millions)

Operating profit	£797	£752	£677
Adjustments:
Amortisation of acquired intangible assets	194	186	174
Acquisition integration costs	17	21	20
Reclassification of tax in joint ventures	8	10	6

Adjusted operating profit	£1,016	£969	£877

(1)	Represents percentage change in 2007 over 2006 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2006 financial year. These rates were used in the preparation of the 2006 combined financial statements.

(2)	Represents percentage change in 2006 over 2005 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2005 financial year. These rates were used in the preparation of the 2005 combined financial statements.

(3)	Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4)	The unallocated net pension credit of £39 million (2006: £34 million; 2005: £12 million) comprises the expected return on pension scheme assets of £196 million (2006: £178 million; 2005: £149 million) less interest on pension scheme liabilities of £157 million (2006: £144 million; 2005: £137 million).

(5)	Following announcement in February 2008 and 2007 of the planned sales of Reed Business Information and Harcourt Education respectively, the divisions are presented as discontinued operations and are excluded from the above analysis.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 12. The effect of currency movements on the 2007 results is further described separately below (see “— Effect of Currency Translation” on pages 17 and 18). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions and disposals in the current and prior year and the impact of currency.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

General — continuing operations

Revenue increased by 2% to £3,678 million.  At constant exchange rates, revenue was 7% higher, both including and excluding acquisitions and disposals.

Operating profits of £797 million were up 6%, or 12% at constant exchange rates, compared with £752 million in 2006. Operating profit is stated after amortisation of acquired intangible assets of £194 million (2006: £186 million), acquisition integration costs of £17 million (2006: £21 million) and includes tax charges in respect of joint ventures of £8 million (2006: £10 million). Excluding these items, operating profits would have been up 5% at £1,016 million (2006: £969 million), or up 11% at constant exchange rates, and up 11% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved underlying performance.

Operating margin, including amortisation of acquired intangible assets and acquisition integration costs, was 21.7% (2006: 20.8%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 27.6%, up 0.8 percentage points compared to 2006, or up 0.9 percentage points on an underlying basis. The cycling out of biennial joint venture exhibitions, which contribute to profit but not to revenues, had a 0.1 percentage point adverse effect on overall margin growth. Currency translation mix and the effect of the science journal currency hedging programme reduced margin by 0.2 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling hedging programme.) For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on pages 17 and 18.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £194 million was up £8 million on the prior year principally as a result of recent acquisitions, partly offset by currency translation effects.

Net finance costs, at £139 million, were £19 million lower than in the prior year due to currency translation effects and the benefit of proceeds from the disposal of Harcourt Education.

Profit before tax was £720 million, compared with £618 million in 2006, an increase of 17%, or 22% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits and gains on disposals.

The tax credit of £109 million compares with a charge of £61 million in the prior year. The current year credit includes the benefit of £223 million in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the gain on disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term interaffiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprises the post-tax profits of Harcourt Education and Reed Business Information of £142 million, compared with £89 million in 2006, the pre-tax gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year of £611 million, less taxes on the completed disposals of £380 million (before taking account of the tax credits arising in continuing operations described above).

The profit attributable to shareholders of £1,200 million was up 93%, or 105% at constant exchange rates, compared to £623 million in 2006, reflecting the operating performance of the business and the gain arising on the disposal of Harcourt Education businesses.

Elsevier

Revenue and adjusted operating profits were down 1% and up 3% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 4% and 9% respectively, or 6% and 10% on an underlying basis. The adjusted operating margin was 1.1 percentage points higher in 2007 than in 2006, driven by revenue growth and cost efficiency, particularly in production and procurement.

The Science & Technology business saw underlying revenue growth of 6%, or 2% at constant currencies after acquisitions and disposals, reflecting journal subscription renewals at 97% and growing online sales with increasing market penetration. This was driven by ScienceDirect, which saw widening distribution especially in small academic and emerging markets, and from the further launch of electronic books.

In Health Sciences, revenue growth at constant currencies was 6%, both before and after the impact of acquisitions and disposals, driven by growth in the nursing and allied health professional sector, and expanding online solutions in response to a growing need within the healthcare industry for technology enabled information solutions to improve the quality and effectiveness of diagnosis, treatment and care. Growth was partly held back by a flat performance in pharmaceutical advertising markets, with share gains compensating for weaker markets.

In March 2007, Elsevier acquired the full rights to the Beilstein chemical compounds database, previously operated under licence, which is now being integrated with other resources to deliver content and innovative online solutions. In October 2007, Elsevier sold the MDL software services business which no longer fitted with Elsevier’s strategy.

Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, increased by £15 million to £410 million (a 10% increase at constant exchange rates), reflecting the 9% increase in adjusted operating profit described above.

LexisNexis

Revenue and adjusted operating profits were up 2% and 7% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 14% respectively, or 7% and 12% on an underlying basis. The adjusted operating margin was 1.3 percentage points higher reflecting the revenue growth and actions to control costs.

In US Legal Markets, subscription renewals and additional online information and solutions sales, partly held back by fewer large sized discovery cases, drove underlying revenue growth of 5%. New Total Solutions products were introduced throughout the year in the core areas of litigation, client development, practice management, and research. The growth in the Total Solutions markets is being driven through acquisition and organic investment. Acquisitions included Juris and Image Capture Engineering. These businesses are being integrated within Total Litigator to service the majority of electronic discovery needs and are steadily migrating to a subscription model.

In US Corporate and Public Markets underlying revenue growth was 6%, driven by demand in risk management and in processing higher volumes for the US patent and trademark office, partly held back by slower growth in the news and business information business. The Risk Information and Analytics business again saw double-digit revenue growth and further margin expansion driven by market growth combined with our technology and content.

The LexisNexis International business outside the US delivered underlying revenue growth of 8% at constant rates, or 10% including acquisitions, and margins improved. Underlying revenue growth has now been at or around this level for each of the last four years, driven by the growing penetration of online information services across our markets and new publishing. Growth was seen in the UK, France and Southern Africa in particular as well as in emerging markets such as India, Korea, China and Taiwan.

Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £23 million to £287 million. This reflects the increase in adjusted operating profit described above.

Reed Exhibitions

Revenue and adjusted operating profits were up 11% and 8% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 13% and 10%, or 12% and 6% on an underlying basis. The overall adjusted operating margin was down 0.4 percentage points, with the cycling out of contribution from biennial joint venture exhibitions reducing margin growth by 0.6 percentage points.

Growth was seen across the show portfolio, notably at the Mipim international property show in Cannes and the JCK Jewellery show in Las Vegas. Adjusted operating profits were up 11% at constant currencies, or 8% excluding acquisitions and disposals, held back by the cycling out of the contribution from biennial joint venture shows. Excluding the cycling of shows, underlying revenue growth and adjusted operating profit growth were 10% and 11% respectively. The defence sector part of the business is to be divested.

Operating profit of Reed Exhibitions, including amortisation of acquired intangible assets and acquisition integration costs, increased by £8 million to £106 million. This principally reflects the increase in adjusted operating profit.

Reed Business Information — discontinued operation

Revenue and adjusted operating profits were up 1% and 8% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 4% and 10%, or 3% and 9% on an underlying basis.

The Reed Business Information magazine and information businesses saw revenues 4% ahead at constant currencies, or 3% before acquisitions and disposals. Continued growth in online services of 20% on an underlying basis compensated for a 2% decline in print as the business migrates online. Online revenues now contribute 30% of RBI’s revenues. Adjusted operating profits were up 10% at constant currencies through continued actions to improve cost efficiency.

In the UK, underlying revenues were up 5% reflecting growth in online sales, up 19% and which now represent 46% of total RBI UK revenue. Totaljobs, the UK recruitment site, continued its growth with revenues up 35%. In the Netherlands and International, underlying revenue growth was 4% with growth in online products. In the US, RBI underlying revenue was flat, with online revenues growing, offset by the decline in print including discontinued titles. Advertising revenues grew across community sites, up 31%. This reflects increased web traffic as these sites increasingly become a starting point on the web for the communities they serve with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.

The growth of online sales in RBI was helped by a number of acquisitions, including BuyerZone, an online service for matching vendors and buyers in procurement tendering, acquired in January 2007, and DoubleTrade, an online tendering service, acquired in April 2007.

Operating profit of Reed Business Information, including amortisation of acquired intangible assets and acquisition integration costs, increased by £6 million to £91 million. This principally reflects the increase in adjusted operating profit.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

General — continuing operations

Revenue from continuing operations increased by 7% to £3,613 million. At constant exchange rates, revenue was 9% higher, or 7% higher on an underlying basis.

Operating profits from continuing operations of £752 million were up 11%, or 16% at constant exchange rates, compared with £677 million in 2005. Operating profit is stated after amortisation of acquired intangible assets of £186 million (2005: £174 million), acquisition integration costs of £21 million (2005: £20 million) and includes tax charges in respect of joint ventures of £10 million (2005: £6 million). Excluding these items, operating profits would have been up 10% at £969 million (2005: £877 million), or up 15% at constant exchange rates, and up 13% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved operating performance and the contribution from acquisitions.

Operating margin in continuing operations, including amortisation of acquired intangible assets and acquisition integration costs, was 20.8% (2005: 20.1%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 26.8%, up 0.8 percentage points compared to 2005, or up 1.6 percentage points on an underlying basis. The increase in the reported margin was held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates for Elsevier journal subscriptions. For further explanation of the effects of currency translation, see “— Effect of Currency Translation” on pages 17 and 18.

The amortisation charge for acquired intangible assets of £186 million was up £12 million on 2005, principally as a result of recent acquisitions.

Net finance costs, at £158 million, were £18 million higher than in 2005 due to higher short term interest rates, the financing costs of acquisitions and the share repurchase programme, partly offset by the benefit of free cash flow.

Profit before tax from continuing operations was £618 million, compared with £540 million in 2005, an increase of 14%, or 21% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits, partially offset by increased net finance costs.

The tax expense from continuing operations was £61 million in 2006, compared with £194 million in 2005, a decrease of £133 million. The effective tax rate on earnings for 2006 was 10% (2005: 36%), reflecting the favourable settlement of tax on prior year disposals and movements in deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement under IFRS but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprising the post-tax profit of Harcourt Education and Reed Business Information, was £68 million, compared to £118 million in 2005.

The profit attributable to shareholders of £623 million was up 35%, or 42% at constant exchange rates, compared to £462 million in 2005, reflecting the operating performance of the business and the reduction in tax expense referred to above.

Elsevier

Revenue and adjusted operating profits were up 6% and 4% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 8% and 10% respectively, or 5% and 8% on an underlying basis. Excluding the effects of acquisitions, disposals and currency, the operating margin was 0.9 percentage points higher in 2006 than in 2005, driven by revenue growth, stabilising investment levels and further supply chain efficiency.

The Science & Technology business saw underlying revenue growth of 5% at constant exchange rates reflecting a journal subscription renewal rate of 97%, widening distribution through an expanded sales force, and growth in online databases. ScienceDirect usage continues to grow at over 20% per annum and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing conversion of trials into firm contracts.

In Health Sciences, revenue growth was 13% at constant exchange rates, or 6% on an underlying basis, reflecting growth in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.

The integration of the MediMedia MAP businesses acquired in August 2005 is now complete with revenue growth initiatives building momentum and improving margins. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier’s overall market strategies.

Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, decreased by £1 million to £395 million (a 7% increase at constant exchange rates). This decrease reflects the 4% increase in adjusted operating profit described above offset by currency effects, higher amortisation of acquired intangible assets and higher acquisition integration costs in respect of MediMedia MAP and other recent acquisitions.

LexisNexis

Revenue and adjusted operating profits were up 7% and 12% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 13% respectively, or 7% and 13% on an underlying basis. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the revenue growth and tight cost control.

In US Legal Markets, subscription renewals and additional online information and solutions sales to both large and small firms drove underlying revenue growth of 6%. The Total Solutions strategy launched in the year has gained traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis) and Dataflight (online repository and tools for evidence management).

In Corporate and Public Markets underlying revenue growth was 8% reflecting improvement in online news and business information, higher patent volumes and demand in risk management. The Seisint business acquired in 2004 saw continued revenue growth and LexisNexis’ existing risk management business has now been fully migrated to the Seisint technology platform.

The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis’ online information services across its markets, notably in the UK, France, Germany, Canada and South Africa, and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools).

Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £46 million to £264 million. This reflects the increase in adjusted operating profit described above and a reduction in acquisition integration costs following the completion of the integration of Seisint.

Reed Exhibitions

Revenue and adjusted operating profits were up 11% and 17% respectively compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 12% and 19%, or 10% and 10% on an underlying basis. Adjusted operating margins increased by 1.3 percentage points to 24.7% reflecting the growth in the exhibitions business and tight cost control.

Growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, notably in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of business-to-business marketing is moving online, the demand for exhibitions remains as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing ahead of plan and new shows are to be launched in 2007.

Operating profit of Reed Exhibitions, including amortisation of acquired intangible assets and acquisition integration costs, increased by £15 million to £98 million. This principally reflects the increase in adjusted operating profit.

Reed Business Information — discontinued operation

Revenue growth was flat and adjusted operating profits were up 8% compared to 2005. At constant exchange rates, revenue and adjusted operating profits were up 1% and 9%, or 2% and 12% on an underlying basis.

The Reed Business Information magazine and information businesses saw continued underlying revenue growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% on an underlying basis. With 24% of revenues now from online services, the overall growth trajectory is encouraging. Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.

In the US, RBI underlying revenues were 2% lower. Online revenues are growing, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.

As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired BuyerZone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI’s categories.

Operating profit of Reed Business Information, including amortisation of acquired intangible assets and acquisition integration costs, increased by £10 million to £85 million. This principally reflects the increase in adjusted operating profit.

Effect of Currency Translation

The combined financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier’s business exposure to the US and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier’s revenue, operating profit and profit before tax from continuing operations for 2007, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.

Revenue, operating profit and profit before tax in each currency as a percentage of total revenue, operating profit and profit before tax respectively

	US Dollars	Sterling	Euro	Other	Total

Revenue	49%	17%	24%	10%	100%
Operating profit	40%	19%	33%	8%	100%
Profit before tax	36%	19%	34%	11%	100%

Currency differences decreased Reed Elsevier’s revenue from continuing operations by £182 million in 2007 compared to 2006. Excluding amortisation of acquired intangible assets, currency differences would have decreased operating profits from continuing operations by £59 million in 2007 compared to 2006. Acquired intangible assets are predominantly denominated in US dollars and, after charging amortisation, currency differences decreased operating profits from continuing operations by £40 million in 2007 compared to 2006. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences decreased profit before tax from continuing operations by £27 million in 2007 compared to 2006. The currency effects described above include the effect of the year on year movement in hedge rates in Elsevier journal subscriptions, the net benefit of which is lower in 2007 than in 2006 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.

To help protect Reed Elsevier PLC’s and Reed Elsevier NV’s shareholders’ equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders’ currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier’s borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their operating currencies. Individual businesses are required to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 20 to the combined financial statements.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier’s net cash generated from continuing operations in 2007 amounted to £1,066 million (2006: £1,057 million; 2005: £942 million). Included in these net cash inflows are cash outflows relating to acquisition integration costs charged to operating profit of £16 million (2006: £21 million; 2005: £10 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2007 subscriptions and other revenues in advance totalled £966 million (2006: £969 million; 2005: £979 million).

Reed Elsevier’s cash outflow on the purchase of property, plant and equipment in 2007 was £52 million (2006: £57 million; 2005: £65 million), while proceeds from the sale of property, plant and equipment amounted to £3 million (2006: £1 million; 2005: £6 million). The cash outflow on internally developed intangible assets in 2007 was £71 million (2006: £88 million; 2005: £88 million), principally relating to investment in software and systems development.

During 2007, Reed Elsevier paid a total of £265 million (2006: £142 million; 2005: £300 million) for acquisitions after taking account of net cash acquired of £4 million (2006: £6 million; 2005: £8 million) and of which £24 million (2006: £22 million; 2005: £14 million) is deferred to future years. In addition, £24 million (2006: £1 million; 2005: £15 million) was paid in respect of investments in joint ventures and £7 million (2006: £11 million; 2005: £8 million) of deferred payments were made in respect of acquisitions made in prior years. These payments were financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Proceeds from sale of equity investments and businesses were £79 million (2006: £48 million; 2005: £21 million).

During 2007, Reed Elsevier paid dividends totalling £416 million to the shareholders of the parent companies (2006: £371 million; 2005: £336 million). In addition, £199 million was spent in buying back Reed Elsevier PLC and Reed Elsevier NV ordinary shares under the share repurchase programme announced in February 2006. A further £74 million (2006: £68 million; 2005: £27 million) was paid by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes.

Net borrowings at December 31, 2007 were £492 million (2006: £2,314 million; 2005: £2,694 million), comprising gross borrowings of £3,129 million, less £170 million of gains on related derivative financial instruments and cash and cash equivalents of £2,467 million. The decrease of £1,822 million from the prior year end principally reflects the net cash proceeds received from the disposal of Harcourt Education businesses of £1,933 million, which were included in the special distribution of £2,013 million to shareholders of the parent companies in January 2008. The benefit from free cash flow and proceeds from share issuances, were offset by dividends paid, share repurchases and acquisition spend.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2007 analysed by when payments are due, are summarised below.

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)

Short term debt(1)(2)	£753	£753	£—	£—	£—
Long term debt (including finance leases)(2)	3,415	503	436	871	1,605
Operating leases	698	104	176	143	275

Total	£4,866	£1,360	£612	£1,014	£1,880

(1)	Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper.

(2)	Short and long term debt obligations comprise undiscounted principal and interest cash flows.

Information on retirement benefit obligations is set out in note 8 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2007 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2007 is £32 million for certain property leases up to 2016, of which an amount of £4 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses’ financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier’s businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc’s US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier’s policy is that no more than $1.0 billion of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions. No such purchases were made in 2007.

During August and September 2007, following the turbulence in the credit markets, Reed Elsevier faced a moderate increase in the credit margin at which its commercial paper was priced together with increased uncertainty in investor demand. This pricing escalation and uncertainty was mitigated by drawing down under existing bank back up facilities with a fixed pricing structure for an amount of up to $670 million in aggregate. Commercial paper issuance continued throughout this period in moderately lower volumes at good terms. The back up facility borrowings were repaid in October and November.

At December 31, 2007 the fair value of cash and cash equivalents was £2,467 million, and given concerns over counterparty credit risk, these funds were all held on deposit with banks and of which £2,250 million was held with banks rated AA or higher by Moody’s, Standard and Poor’s, or Fitch.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources (excluding £1,933 million of cash received from the part disposal of Harcourt Education, which was included in the special distribution paid of £2,013 million to shareholders of the parent companies in January 2008) at December 31, 2007 no borrowings mature in the next two years, 27% of borrowings mature in the third year, 29% in the fourth and fifth years, 31% in the sixth to tenth years, and 13% beyond the tenth year.

At December 31, 2007 Reed Elsevier had access to $3.0 billion (2006: $3.0 billion) of committed bank facilities, of which $85 million was drawn. These facilities principally provide back up for short term debt as well as security of funding for future acquisition spend in the event that commercial paper markets are not available. All these committed facilities expire within two to three years (2006: two to three years).

The $4.1 billion acquisition of ChoicePoint Inc, announced by Reed Elsevier on February 21, 2008 will be financed initially from new bank facilities of up to $4.35 billion which three major banks have committed to underwrite and arrange. This initial funding will be refinanced later through the issuance of term debt.

Interest Rate Exposure Management

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At December 31, 2007 after taking account of interest rate and currency derivatives, $3.3 billion of Reed Elsevier’s net debt was denominated in US dollars and net interest expense was fixed or capped on approximately $2.3 billion of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately $1.3 billion by the end of the third year and reduces further thereafter with all but $0.1 billion of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2012.

At December 31, 2007 fixed rate US dollar term debt (not swapped back to floating rate) amounted to $1.2 billion (2006: $1.3 billion) and had a weighted average life remaining of 8.1 years (2006: 8.3 years) and a weighted average interest coupon of 5.9% (2006: 6.0%). Interest rate derivatives in place at December 31, 2007 which fix or cap the interest cost on an additional $1.1 billion (2006: $1.5 billion) of variable rate US dollar debt, have a weighted average maturity of 1.1 years (2006: 1.4 years) and a weighted average interest rate of 4.8% (2006: 4.5%).

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at December 31, 2007 the amount of outstanding foreign exchange cover designated against future transactions was $1.4 billion (2006: $1.2 billion).

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2007. The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 49.7p and €1.10 respectively in 2007, compared to 25.6p and €0.59 in 2006. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2007 final dividend of 13.6p, giving a total dividend of 18.1p in respect of the financial year, up 14% on 2006. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2007 final dividend of €0.311, which results in a total dividend of €0.425 in respect of the financial year, up 5% on 2006. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 15.2 million ordinary shares of Reed Elsevier PLC and 11.9 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.2% to earnings per share in 2007.

On January 18, 2008 a special distribution was paid to shareholders in the equalisation ration from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013 million in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represents a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 25.6p and €0.59 respectively in 2006, compared to 18.6p and €0.43 in 2005. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p) for Reed Elsevier PLC; and a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332) for Reed Elsevier NV.

The board of Reed Elsevier PLC proposed a 2006 final dividend of 11.8p, giving a total dividend of 15.9p in respect of the financial year, up 10% on 2005. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, proposed a 2006 final dividend of €0.304, which results in a total dividend of €0.406 in respect of the financial year, up 13% on 2005. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.5% to earnings per share in 2006.

SECTION 4: FINANCIAL STATEMENTS

Financial Statements filed as part of this report

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this report:

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) as of December 31, 2007 and 2006, and the related combined statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.4 of Form 20-F filed on March 20, 2008) expressed an unqualified opinion on the combined businesses internal control over financial reporting.

DELOITTE & TOUCHE LLP London, England February 20, 2008 (November 26, 2008 as to the effects of the presentation of Reed Business Information as a discontinued operation as described in note 4)	DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 20, 2008
(November 26, 2008 as to the
effects of the presentation
of Reed Business Information
as a discontinued operation
as described in note 4)

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Revenue — continuing operations	3	3,678	3,613	3,373
Cost of sales		(1,339)	(1,308)	(1,224)

Gross profit		2,339	2,305	2,149
Selling and distribution costs		(683)	(681)	(657)
Administration and other expenses		(875)	(890)	(831)

Operating profit before joint ventures		781	734	661
Share of results of joint ventures		16	18	16

Operating profit — continuing operations	5	797	752	677

Finance income	10	43	21	36
Finance costs	10	(182)	(179)	(176)

Net finance costs		(139)	(158)	(140)

Disposals and other non operating items	11	62	24	3

Profit before tax — continuing operations		720	618	540
Taxation	12	109	(61)	(194)

Net profit from continuing operations		829	557	346
Net profit from discontinued operations	4	374	68	118

Net profit for the year		1,203	625	464

Attributable to:
Parent companies’ shareholders		1,200	623	462
Minority interests		3	2	2

Net profit for the year		1,203	625	464

The accompanying notes on pages F-8 to F-49 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Cash flow from operating activities — continuing operations
Cash generated from operations	13	1,066	1,057	942
Interest paid		(174)	(172)	(153)
Interest received		26	12	11
Tax paid		(212)	(131)	(139)

Net cash from operating activities		706	766	661

Cash flows from investing activities — continuing operations
Acquisitions	13	(272)	(132)	(306)
Purchases of property, plant and equipment		(52)	(57)	(65)
Expenditure on internally developed intangible assets		(71)	(88)	(88)
Purchase of investments		(4)	(9)	(3)
Proceeds on disposals of property, plant and equipment		3	1	6
Proceeds from other disposals		79	48	21
Dividends received from joint ventures		12	16	16

Net cash used in investing activities		(305)	(221)	(419)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies		(416)	(371)	(336)
Increase/(decrease) in bank loans, overdrafts and commercial paper		111	72	(492)
Issuance of other loans		276	407	544
Repayment of other loans		(311)	(337)	(90)
Repayment of finance leases		(12)	(12)	(13)
Proceeds on issue of ordinary shares		177	93	25
Purchase of treasury shares		(273)	(285)	(27)

Net cash used in financing activities		(448)	(433)	(389)
Net cash from discontinued operations	4	1,964	127	213

Increase in cash and cash equivalents		1,917	239	66

Movement in cash and cash equivalents
At start of year		519	296	225
Increase in cash and cash equivalents		1,917	239	66
Exchange translation differences		31	(16)	5

At end of year		2,467	519	296

The accompanying notes on pages F-8 to F-49 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	£m	£m

Non-current assets
Goodwill	16	2,462	2,802
Intangible assets	17	2,089	2,524
Investments in joint ventures	18	116	73
Other investments	18	111	50
Property, plant and equipment	19	239	298
Net pension assets	8	183	20
Deferred tax assets	21	141	170

		5,341	5,937

Current assets
Inventories and pre-publication costs	22	271	633
Trade and other receivables	23	1,148	1,224
Derivative financial instruments		210	219
Cash and cash equivalents		2,467	519

		4,096	2,595

Assets held for sale	24	341	—

Total assets		9,778	8,532

Current liabilities
Trade and other payables	25	1,966	1,925
Derivative financial instruments		22	9
Borrowings	26	1,127	921
Taxation		752	479

		3,867	3,334

Non-current liabilities
Borrowings	26	2,002	2,085
Deferred tax liabilities	21	695	850
Net pension obligations	8	133	256
Provisions	28	21	28

		2,851	3,219

Liabilities associated with assets held for sale	24	84	—

Total liabilities		6,802	6,553

Net assets		2,976	1,979

Capital and reserves
Combined share capitals	30	197	191
Combined share premiums	31	2,143	1,879
Combined shares held in treasury	32	(619)	(377)
Translation reserve	33	(145)	(136)
Other combined reserves	34	1,389	409

Combined shareholders’ equity		2,965	1,966
Minority interests		11	13

Total equity		2,976	1,979

The accompanying notes on pages F-8 to F-49 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Net profit for the year		1,203	625	464
Exchange differences on translation of foreign operations		(33)	(244)	180
Actuarial gains/(losses) on defined benefit pension schemes	8	224	139	(37)
Fair value movements on available for sale investments		—	3	3
Fair value movements on cash flow hedges		3	54	(10)
Tax recognised directly in equity	12	(50)	(60)	(3)

Net income/(expense) recognised directly in equity		144	(108)	133

Cumulative exchange differences on disposal of foreign operations		148	—	—
Cumulative fair value movements on disposal of available for sale investments		(7)	—	—
Transfer to net profit from hedge reserve (net of tax)	20	(20)	(5)	(19)

Total recognised income and expense for the year		1,468	512	578

Attributable to:
Parent companies’ shareholders		1,465	510	576
Minority interests		3	2	2

Total recognised income and expense for the year		1,468	512	578

COMBINED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Total recognised net income attributable to the parent companies’ shareholders		1,465	510	576
Dividends declared	15	(416)	(371)	(336)
Issue of ordinary shares, net of expenses		177	93	25
Increase in shares held in treasury	32	(273)	(285)	(27)
Increase in share based remuneration reserve		46	49	57

Net increase/(decrease) in combined shareholders’ equity		999	(4)	295
Combined shareholders’ equity at January 1		1,966	1,970	1,664
Transition adjustment on adoption of IAS 39		—	—	11

Combined shareholders’ equity at December 31		2,965	1,966	1,970

The accompanying notes on pages F-8 to F-49 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Basis of preparation

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union.

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements (“the combined financial statements”) represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

2.	Accounting policies

The Reed Elsevier accounting policies are set out below:

Principles of combination

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Minority interests in the net assets of the combined businesses are identified separately from combined shareholders’ equity. Minority interests consist of the amount of those interests at the date of original acquisition and the minority’s share of changes in equity since the date of acquisition.

Foreign exchange translation

The combined financial statements are presented in pounds sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies (see Financial Instruments).

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier’s accounting policies in respect of derivative financial instruments are set out below.

Revenue

Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or over the period of online display; exhibitions — on occurrence of the exhibition; and educational testing contracts — over the term of the contract on percentage completed against contract milestones.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

2.  Accounting policies – (continued)

Employee benefits

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of Reed Elsevier’s share based remuneration is equity settled.

Borrowing costs

All interest on borrowings is expensed as incurred. The cost of issuing borrowings is expensed over the life of the borrowings so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior years taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.  Accounting policies – (continued)

Intangible assets

Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets — 3 to 40 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.

Investments

Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management’s estimate of fair value based on standard valuation techniques.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier’s share of net assets, less any impairment in value.

Impairment

At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

2.  Accounting policies – (continued)

Leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the balance sheet.

Discontinued operations

A discontinued operation is a component of the combined businesses that represent a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income and cash flow statements are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded at nominal value.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either

2.  Accounting policies – (continued)

retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 — Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Shares held in treasury

Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation. The carrying amounts of goodwill and intangible assets are reviewed at least twice a year, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier’s policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Standards effective for the year

IFRS7 — Financial Instruments: Disclosures, which contains various requirements concerning the disclosure of financial instruments, is adopted in the combined financial statements for the first time. The adoption of this standard has not significantly impacted the presentation of the combined financial statements.

An amendment to IAS1 — Presentation of Financial Statements: Capital Disclosures, which introduces disclosures about an entity’s capital and how it is managed, has been adopted for the first time.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS8 — Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier’s operating segments.

Amendment to IAS23 — Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the presentation or disclosure of borrowing costs in the combined financial statements.

Amendment to IAS1 — Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to separately disclose each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than described above, this amendment is not expected to significantly change the presentation of the combined financial statements.

2.  Accounting policies – (continued)

IFRIC14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for the 2008 financial year). The interpretation clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation is not expected to significantly impact the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Amendments to IFRS3 — Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require acquisition related costs (including professional fees previously capitalised) to be expensed and adjustments to contingent consideration to be recognised in income and will allow the full goodwill method to be used when accounting for non-controlling interests.

Amendments to IAS27 — Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier’s accounting policies and reporting.

3.  Segment analysis

Reed Elsevier is a publisher and information provider organised as three business segments: Elsevier, comprising scientific, technical and medical publishing businesses; LexisNexis, providing legal, tax, regulatory, risk management, information analytics and business information solutions to professional, business and government customers; and Reed Exhibitions, organising trade exhibitions and conferences. Internal reporting is consistent with this organisational structure. Harcourt Education, which has previously been presented as a separate business segment, and Reed Business Information, previously presented within the Reed Business segment, have been classified as discontinued operations and their results for the year are presented in note 4.

Analysis by business segment

	2007	2006	2005
	£m	£m	£m

Revenue
Elsevier	1,507	1,521	1,436
LexisNexis	1,594	1,570	1,466
Reed Exhibitions	577	522	471

Total	3,678	3,613	3,373

Operating profit
Elsevier	410	395	396
LexisNexis	287	264	218
Reed Exhibitions	106	98	83

Subtotal	803	757	697
Corporate costs	(45)	(39)	(32)
Unallocated net pension credit	39	34	12

Total	797	752	677

Adjusted operating profit
Elsevier	477	465	449
LexisNexis	406	380	338
Reed Exhibitions	139	129	110

Subtotal	1,022	974	897
Corporate costs	(45)	(39)	(32)
Unallocated net pension credit	39	34	12

Total	1,016	969	877

3.  Segment analysis – (continued)

Analysis by geographical origin

	2007	2006	2005
	£m	£m	£m

Revenue
North America	1,856	1,909	1,784
United Kingdom	617	561	548
The Netherlands	324	319	315
Rest of Europe	598	575	499
Rest of world	283	249	227

Total	3,678	3,613	3,373

Operating profit
North America	334	310	278
United Kingdom	146	138	117
The Netherlands	155	150	145
Rest of Europe	109	107	95
Rest of world	53	47	42

Total	797	752	677

Adjusted operating profit
North America	473	454	423
United Kingdom	171	161	138
The Netherlands	155	150	146
Rest of Europe	157	154	126
Rest of world	60	50	44

Total	1,016	969	877

Revenue is analysed before the £103 million (2006: £108 million; 2005: £91 million) share of joint ventures’ revenue, of which £21 million (2006: £21 million; 2005: £20 million) relates to LexisNexis, principally to Giuffrè, and £82 million (2006: £87 million; 2005: £71 million) relates to Reed Exhibitions, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of £16 million (2006: £18 million; 2005: £16 million) included in operating profit comprises £3 million (2006: £3 million; 2005: £3 million) relating to LexisNexis and £13 million (2006: £15 million; 2005: £13 million) relating to Reed Exhibitions. The unallocated net pension credit of £39 million (2006: £34 million; 2005: £12 million) comprises the expected return on pension scheme assets of £196 million (2006: £178 million; 2005: £149 million) less interest on pension scheme liabilities of £157 million (2006: £144 million; 2005: £137 million).

Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation is provided below:

	2007	2006	2005
	£m	£m	£m

Operating profit	797	752	677
Adjustments:
Amortisation of acquired intangible assets	194	186	174
Acquisition integration costs	17	21	20
Reclassification of tax in joint ventures	8	10	6

Adjusted operating profit	1,016	969	877

3.  Segment analysis – (continued)

Analysis by geographical market

	2007	2006	2005
	£m	£m	£m

Revenue
North America	1,932	1,993	1,867
United Kingdom	377	314	301
The Netherlands	36	31	28
Rest of Europe	749	731	663
Rest of world	584	544	514

Total	3,678	3,613	3,373

Analysis by business segment

	2007	2006	2005
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
Elsevier	193	53	220
LexisNexis	42	79	58
Reed Exhibitions	61	22	35

Total	296	154	313

Capital expenditure in year
Elsevier	50	51	60
LexisNexis	76	95	95
Reed Exhibitions	8	8	6

Subtotal	134	154	161
Corporate	1	2	3

Total	135	156	164

Amortisation of acquired intangible assets
Elsevier	62	57	49
LexisNexis	105	104	102
Reed Exhibitions	27	25	23

Total	194	186	174

Depreciation and other amortisation
Elsevier	47	47	38
LexisNexis	72	70	65
Reed Exhibitions	4	5	4

Subtotal	123	122	107
Corporate	2	3	2

Total	125	125	109

3.  Segment analysis – (continued)

Analysis by geographical origin

	2007	2006	2005
	£m	£m	£m

Expenditure on acquired goodwill and intangible assets
North America	112	98	93
United Kingdom	25	32	15
The Netherlands	—	—	9
Rest of Europe	136	9	192
Rest of world	23	15	4

Total	296	154	313

Capital expenditure in year
North America	80	105	109
United Kingdom	23	26	26
The Netherlands	17	12	11
Rest of Europe	10	8	12
Rest of world	5	5	6

Total	135	156	164

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of £2 million (2006: nil; 2005: nil) in Reed Exhibitions. Other than the depreciation and amortisation above, non cash items of £32 million (2006: £34 million; 2005: £38 million) relate to the recognition of share based remuneration and comprise £8 million (2006: £10 million; 2005: £11 million) in Elsevier; £10 million (2006: £12 million; 2005: £16 million) in LexisNexis; £5 million (2006: £4 million; 2005: £4 million) in Reed Exhibitions; and £9 million (2006: £8 million; 2005: £7 million) in Corporate.

Analysis by business segment

	2007	2006
	£m	£m

Total assets
Elsevier	2,515	2,352
LexisNexis	2,531	2,593
Reed Exhibitions	658	539

Subtotal	5,704	5,484
Reed Business Information (discontinued)	682	607
Harcourt Education (discontinued)	—	1,482
Taxation	141	170
Cash	2,467	519
Net pension assets	183	20
Assets held for sale	341	—
Other assets	260	250

Total	9,778	8,532

3.  Segment analysis – (continued)

	2007	2006
	£m	£m

Total liabilities
Elsevier	736	726
LexisNexis	415	383
Reed Exhibitions	285	224

Subtotal	1,436	1,333
Reed Business Information (discontinued)	321	309
Harcourt Education (discontinued)	—	172
Taxation	1,447	1,329
Borrowings	3,129	3,006
Net pension obligations	133	256
Liabilities held for sale	84	—
Other liabilities	252	148

Total	6,802	6,553

Net assets/(liabilities)
Elsevier	1,779	1,626
LexisNexis	2,116	2,210
Reed Exhibitions	373	315

Subtotal	4,268	4,151
Reed Business Information (discontinued)	361	298
Harcourt Education (discontinued)	—	1,310
Taxation	(1,306)	(1,159)
Cash	2,467	519
Borrowings	(3,129)	(3,006)
Net pension asset/(obligations)	50	(236)
Assets and liabilities held for sale	257	—
Other assets and liabilities	8	102

Total	2,976	1,979

Analysis by geographical location

	2007	2006
	£m	£m
Total assets
North America	4,549	5,606
United Kingdom	2,119	1,034
The Netherlands	1,541	573
Rest of Europe	1,300	1,097
Rest of world	269	222

Total	9,778	8,532

3.  Segment analysis – (continued)

	2007	2006
	£m	£m
Total liabilities
North America	3,452	3,313
United Kingdom	1,164	1,123
The Netherlands	312	463
Rest of Europe	1,691	1,511
Rest of world	183	143

Total	6,802	6,553

Net assets/(liabilities)
North America	1,097	2,293
United Kingdom	955	(89)
The Netherlands	1,229	110
Rest of Europe	(391)	(414)
Rest of world	86	79

Total	2,976	1,979

Investments in joint ventures of £116 million (2006: £73 million) included in segment assets above comprise £30 million (2006: £27 million) relating to LexisNexis; £1 million (2006: nil) relating to Elsevier; £83 million (2006: £46 million) relating to Reed Exhibitions; and £2 million (2006: nil) relating to discontinued operations.

4.	Discontinued operations

Discontinued operations comprise the results of Reed Business Information (“RBI”) and Harcourt Education, the planned divestments of which were announced in February 2008 and 2007 respectively. The disposal of the Harcourt Education International business completed in May and August 2007; the disposal of the Harcourt US K-12 Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

Net profit from discontinued operations

	2007	2006	2005
	£m	£m	£m

Revenue	1,658	1,785	1,793
Operating costs	(1,455)	(1,657)	(1,631)

Operating profit and profit before tax	203	128	162
Taxation	(61)	(39)	(43)

Profit after taxation	142	89	119
Gain/(loss) on disposals	612	(25)	(1)
Tax on disposals	(380)	4	—

Net profit from discontinued operations	374	68	118

4.	Discontinued operations – (continued)

Revenue, operating profit and adjusted operating profit from discontinued operations

	2007	2006	2005
	£m	£m	£m

Revenue
Reed Business Information	906	896	892
Harcourt Education	752	889	901

Total	1,658	1,785	1,793

Operating profit
Reed Business Information	91	85	75
Harcourt Education	112	43	87

Total	203	128	162

Adjusted operating profit
Reed Business Information	121	112	104
Harcourt Education	121	129	161

Total	242	241	265

Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. A reconciliation is provided below:

	2007	2006	2005
	£m	£m	£m

Operating profit	203	128	162
Adjustments:
Amortisation of acquired intangible assets	36	111	102
Acquisition integration costs	3	2	1
Reclassification of tax in joint ventures	—	—	—

Adjusted operating profit	242	241	265

The gain on disposals of discontinued operations relates to the completed sale of Harcourt US Schools Education business and certain of the Harcourt Education International businesses. Net assets disposed comprise £318 million of goodwill, £383 million of intangible assets, £39 million of property, plant and equipment, £377 million of inventory and £40 million of other net assets. Tax on disposals is stated before taking account of tax credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses. These have been realised as a result of the disposal of discontinued operations, but are reported within continuing operations whence they first arose.

Cash flows from discontinued operations

	2007	2006	2005
	£m	£m	£m

Net cash flow from operating activities	158	208	249
Net cash flow from/(used in) investing activities	1,806	(81)	(36)
Net cash flow from financing activities	—	—	—

Net movement in cash and cash equivalents	1,964	127	213

Net cash flow from investing activities includes cash proceeds on the completed disposals of £1,933 million (2006: £14 million; 2005: nil). Cash and cash equivalents disposed of was £7 million (2006: nil; 2005: nil).

5.	Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

		2007	2006	2005
	Note	£m	£m	£m

Staff costs
Wages and salaries		889	893	840
Social security costs		112	104	95
Pensions	8	24	38	54
Share based remuneration	9	32	34	38

Total staff costs		1,057	1,069	1,027

Depreciation and amortisation
Amortisation of acquired intangible assets	17	192	186	174
Share of joint ventures’ amortisation of acquired intangible assets		2	—	—
Amortisation of internally developed intangible assets	17	63	58	46
Depreciation of property, plant and equipment	19	62	67	63

Total depreciation and amortisation		319	311	283

Other expenses and income
Pre-publication costs, inventory expenses and other cost of sales		1,339	1,308	1,224
Operating lease rentals expense		88	89	86
Operating lease rentals income		(15)	(16)	(13)

Depreciation and amortisation charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended December 31, 2007 were £465 million (2006: £490 million; 2005: £478 million) for wages and salaries; £42 million (2006: £42 million; 2005: £41 million) for social security costs; £36 million (2006: £42 million; 2005: £46 million) for pensions and £14 million (2006: £15 million; 2005: £19 million) for share based remuneration.

6.	Auditors’ remuneration

	2007	2006	2005
	£m	£m	£m

For audit services	3.9	4.7	3.2
For non audit services	1.5	1.2	1.6

Total auditors’ remuneration	5.4	5.9	4.8

Auditors’ remuneration, in respect of continuing and discontinued operations, for audit services comprises £0.4 million (2006: £0.4 million; 2005: £0.4 million) payable to the auditors of the parent companies and £3.5 million (2006: £4.3 million; 2005: £2.8 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors’ remuneration for non audit services comprises: £0.6 million (2006: £0.6 million; 2005: £0.7 million) for taxation services, £0.7 million (2006: £0.3 million; 2005: £0.4 million) for due diligence and other transaction related services, nil (2006: nil; 2005: £0.1 million) for the audit of associated pension schemes and £0.2 million (2006: £0.3 million; 2005: £0.4 million) for other non audit services.

7.	Personnel

Number of people employed – continuing operations

	At December 31,		Average during the year
	2007	2006	2007	2006	2005

Business segment
Elsevier	7,100	7,200	7,200	7,300	7,100
LexisNexis	13,300	13,800	13,400	13,700	13,200
Reed Exhibitions	2,700	2,500	2,600	2,400	2,200

Sub-total	23,100	23,500	23,200	23,400	22,500
Corporate/shared functions	300	200	300	200	200

Total	23,400	23,700	23,500	23,600	22,700

Geographical location
North America	12,900	13,300	13,100	13,300	12,900
United Kingdom	2,800	2,900	2,800	2,900	2,900
The Netherlands	1,100	1,100	1,100	1,100	1,100
Rest of Europe	3,400	3,500	3,500	3,500	3,300
Rest of world	3,200	2,900	3,000	2,800	2,500

Total	23,400	23,700	23,500	23,600	22,700

The number of people employed by the discontinued operations at December 31, 2007 was 9,400 (2006: 13,400). The average number of people employed by discontinued operations during the year was 12,400 (2006: 13,200; 2005: 13,400).

8.  Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions, for the purpose of valuation under IAS19 — Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes:

	2007	2006	2005

Discount rate	5.9%	5.3%	4.9%
Expected rate of return on scheme assets	7.1%	7.0%	7.0%
Expected rate of salary increases	4.4%	4.2%	4.0%
Inflation	3.1%	2.9%	2.7%
Future pension increases	3.2%	2.9%	2.8%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2007		2006		2005
Average life expectancy	Male	Female	Male	Female	Male	Female
(at December 31)	(years)	(years)	(years)	(years)	(years)	(years)

Member currently aged 60	86	87	86	87	83	86
Member currently aged 45	86	87	86	87	83	86

8.  Pension schemes – (continued)

The defined benefit pension expense recognised within the income statement comprises:

	2007	2006	2005
	£m	£m	£m

Service cost (including curtailment credits of £19 million (2006: £11 million; 2005: nil))	78	94	91
Interest on pension scheme liabilities	157	144	137
Expected return on scheme assets	(196)	(178)	(149)

Net defined benefit pension expense	39	60	79

The service cost includes £28 million (2006: £34 million; 2005: £37 million) in respect of discontinued operations. A total of £21 million (2006: £20 million; 2005: £21 million) was recognised as an expense in relation to defined contribution pension schemes, including £8 million (2006: £8 million; 2005: £9 million) in respect of discontinued operations. Included in gains on disposals of discontinued operations are £11 million (2006: nil; 2005: nil) of pension curtailment credits.

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2007			2006			2005
	Defined	Fair value	Net	Defined	Fair value	Net	Defined	Fair value	Net
	benefit	of scheme	pension	benefit	of scheme	pension	benefit	of scheme	pension
	obligations	assets	obligations	obligations	assets	obligations	obligations	assets	obligations
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At start of year	(3,008)	2,772	(236)	(2,980)	2,575	(405)	(2,525)	2,204	(321)
Service cost	(78)	—	(78)	(94)	—	(94)	(91)	—	(91)
Interest on pension scheme liabilities	(157)	—	(157)	(144)	—	(144)	(137)	—	(137)
Expected return on scheme assets	—	196	196	—	178	178	—	149	149
Actuarial gain/(loss)	190	34	224	40	99	139	(267)	230	(37)
Contributions by employer	—	83	83	—	61	61	—	47	47
Contributions by employees	(13)	13	—	(13)	13	—	(13)	13	—
Benefits paid	114	(110)	4	106	(102)	4	94	(94)	—
Curtailment on disposal of operations	11	—	11	—	—	—	—	—	—
Exchange translation differences	(27)	30	3	77	(52)	25	(41)	26	(15)

At end of year	(2,968)	3,018	50	(3,008)	2,772	(236)	(2,980)	2,575	(405)

The net pension surplus of £50 million at December 31, 2007 comprise schemes in surplus with net pension assets of £183 million (2006: £20 million; 2005: nil) and schemes in deficit with net pension obligations of £133 million (2006: £256 million; 2005: £405 million).

As at December 31, 2007 the defined benefit obligations comprise £2,877 million (2006: £2,921 million; 2005: £2,890 million) in relation to funded schemes and £91 million (2006: £87 million; 2005: £90 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2006: 19 years; 2005: 19 years). Deferred tax liabilities of £51 million (2006: £6 million; 2005: nil) and deferred tax assets of £52 million (2006: £92 million; 2005: £133 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

8.  Pension schemes – (continued)

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return, is shown below:

	2007			2006			2005
	Expected			Expected			Expected
	rate of		Proportion	rate of		Proportion	rate of		Proportion
	return on	Fair value	of total	return on	Fair value	of total	return on	Fair value	of total
	scheme	of scheme	scheme	scheme	of scheme	scheme	scheme	of scheme	scheme
	assets	assets	assets	assets	assets	assets	assets	assets	assets
	%	£m	%	%	£m	%	%	£m	%

Equities	8.3	1,904	63	8.0	1,857	67%	8.1	1,708	66
Bonds	4.6	970	32	4.4	777	28%	4.3	757	30
Other	5.3	144	5	5.0	138	5%	5.7	110	4

Total	7.1	3,018	100	7.0	2,772	100%	7.0	2,575	100

The actual return on scheme assets for the year ended December 31, 2007 was £230 million (2006: £277 million; 2005: £379 million).

A summary of pension balances for the four years ended December 31, 2007 is set out below.

	2007	2006	2005	2004
	£m	£m	£m	£m

Fair value of scheme assets	3,018	2,772	2,575	2,204
Defined benefit obligations	(2,968)	(3,008)	(2,980)	(2,525)

Net pension surplus/(obligations)	50	(236)	(405)	(321)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2007	2006	2005	2004
	£m	£m	£m	£m

Gains and losses arising during the year:
Experience losses on scheme liabilities	(28)	(30)	(25)	(18)
Experience gains on scheme assets	34	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:
— discount rates	367	198	(217)	(113)
— inflation	(152)	(77)	—	—
— life expectancy and other actuarial assumptions	3	(51)	(25)	(9)

	224	139	(37)	(74)
Net cumulative gains/(losses) at start of year	28	(111)	(74)	—

Net cumulative gains/(losses) at end of year	252	28	(111)	(74)

Regular contributions to defined benefit pension schemes in 2008 are expected to be approximately £61 million.

Sensitivity analysis

Valuation of Reed Elsevier’s pension scheme liabilities involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and

8.  Pension schemes – (continued)

life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

£m

Increase/decrease of 0.25% in discount rate:
Decrease/increase in annual net pension expense	6
Decrease/increase in defined benefit pension obligations	133

Increase/decrease of one year in assumed life expectancy:
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	96

Increase/decrease of 0.25% in the expected inflation rate:
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	106

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £8 million and would increase/decrease the amount of the net pension surplus by £95 million.

9.  Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all-employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006 and 2007 are variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest.

The estimated fair value of grants made in the three years ended December 31, 2007 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

9.  Share based remuneration – (continued)

2007 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,246	1.30	5	2,802	1.66	5	10
Other	1,058	1.78	2	423	0.99	—	2

Total share options	5,304	1.40	7	3,225	1.57	5	12

Conditional shares
ESOS	775	5.94	5	510	8.96	5	10
LTIP	1,584	7.14	11	1,047	10.92	11	22
RSP	78	5.50	—	53	7.78	—	—
BIP	662	5.67	4	308	8.20	3	7

Total conditional shares	3,099	6.48	20	1,918	9.88	19	39

Total			27			24	51

2006 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	4,731	1.00	4	3,169	1.27	4	8
LTIP	3	1.00	—	2	1.30	—	—
Other	1,168	1.48	2	243	1.48	—	2

Total share options	5,902	1.09	6	3,414	1.29	4	10

Conditional shares
ESOS	1,202	4.92	6	806	7.15	6	12
LTIP	2,003	5.43	11	1,318	8.14	11	22
BIP	683	5.07	4	280	7.29	2	6

Total conditional shares	3,888	5.21	21	2,404	7.71	19	40

Total			27			23	50

9.  Share based remuneration – (continued)

2005 grants

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV			Total
	ordinary shares			ordinary shares			fair value
		Weighted			Weighted
		average			average
	Number	fair value	Fair	Number	fair value	Fair
	of shares	per award	value	of shares	per award	value
	’000	£	£m	’000	£	£m	£m

Share options
ESOS	10,346	1.03	11	7,049	1.30	9	20
LTIP	234	0.99	—	159	1.28	—	—
Other	940	1.54	1	263	1.38	1	2

Total share options	11,520	1.05	12	7,471	1.31	10	22

Conditional shares
LTIP	107	4.63	—	74	6.68	—	—
RSP	152	4.69	1	103	6.97	1	2
BIP	692	4.95	4	229	7.18	2	6

Total conditional shares	951	4.87	5	406	7.04	3	8

Total			17			13	30

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC			In respect of Reed Elsevier NV
	ordinary shares			ordinary shares
	2007	2006	2005	2007	2006	2005

Weighted average share price at date of grant
ESOS	£6.42	£5.32	£5.33	€14.41	€11.51	€11.31
LTIP	£6.43	£5.36	£5.12	€14.45	€11.81	€11.01
RSP	£6.39	—	£4.94	€14.31	—	€10.71
BIP	£6.15	£5.48	£5.37	€13.37	€11.74	€11.35
Other	£6.01	£5.30	£5.30	€13.44	€12.05	€11.19
Expected share price volatility	22%	22%	22%	22%	22%	22%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	2.7%	2.6%	2.6%	3.2%	3.1%	2.6%
Risk free interest rate	5.6%	4.6%	5.1%	4.2%	3.5%	3.4%
Expected lapse rate	3-5%	3-5%	3-5%	3-5%	3-5%	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

9.  Share based remuneration – (continued)

The share based remuneration awards outstanding as at December 31, 2007 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

	In respect of Reed Elsevier PLC ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(pence)	’000	(pence)	’000	(pence)	’000	(pence)

Share options
Outstanding at January 1, 2005	54,641	508	5,138	487	3,876	408	63,655	500
Granted	10,346	533	234	516	940	424	11,520	524
Exercised	(3,027)	441	—	—	(602)	348	(3,629)	426
Forfeited	(4,146)	532	(91)	487	(678)	442	(4,915)	519
Expired	(74)	443	—	—	(18)	423	(92)	439

Outstanding at January 1, 2006	57,740	514	5,281	488	3,518	416	66,539	507
Granted	4,731	532	3	535	1,168	424	5,902	510
Exercised	(9,691)	461	—	—	(792)	411	(10,483)	457
Forfeited	(4,088)	543	(267)	487	(299)	413	(4,654)	532
Expired	(500)	584	—	—	(222)	507	(722)	561

Outstanding at January 1, 2007	48,192	523	5,017	488	3,373	414	56,582	513
Granted	4,246	642	—	—	1,058	480	5,304	610
Exercised	(16,724)	497	(2,145)	487	(771)	411	(19,640)	493
Forfeited	(1,105)	564	—	—	(476)	431	(1,581)	524
Expired	(542)	571	—	—	(74)	415	(616)	552

Outstanding at December 31, 2007	34,067	547	2,872	489	3,110	434	40,049	534

Exercisable at December 31, 2005	22,471	552	65	487	211	506	22,747	552
Exercisable at December 31, 2006	22,121	537	105	487	91	425	22,317	537
Exercisable at December 31, 2007	19,704	536	2,872	489	50	425	22,626	530

	In respect of Reed Elsevier NV ordinary shares
	ESOS		LTIP		Other		Total
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price	of shares	price
	’000	(€)	’000	(€)	’000	(€)	’000	(€)

Share options
Outstanding at January 1, 2005	36,770	11.33	3,529	10.55	1,804	12.07	42,103	11.30
Granted	7,049	11.31	159	11.21	263	11.19	7,471	11.30
Exercised	(1,817)	10.29	—	—	(75)	12.26	(1,892)	10.37
Forfeited	(2,750)	11.88	(62)	10.57	—	—	(2,812)	11.85
Expired	—	—	—	—	(111)	10.16	(111)	10.16

Outstanding at January 1, 2006	39,252	11.33	3,626	10.58	1,881	12.05	44,759	11.30
Granted	3,169	11.51	2	11.76	243	12.05	3,414	11.55
Exercised	(6,666)	9.98	—	—	(243)	10.76	(6,909)	10.01
Forfeited	(2,799)	12.13	(183)	10.57	(35)	12.83	(3,017)	12.04

Outstanding at January 1, 2007	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50
Granted	2,802	14.41	—	—	423	13,44	3,225	14.28
Exercised	(10,737)	10.73	(1,527)	10.57	(202)	11.50	(12,466)	10.73
Forfeited	(738)	12.29	—	—	(23)	13.89	(761)	12.34
Expired	(390)	13.28	—	—	—	—	(390)	13.28

Outstanding at December 31, 2007	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08

Exercisable at December 31, 2005	14,631	12.91	45	10.57	1,881	12.05	16,557	12.81
Exercisable at December 31, 2006	15,055	12.24	72	10.57	1,846	12.21	16.973	12.23
Exercisable at December 31, 2007	14,266	12.16	1,918	10.60	2,044	12.54	18,228	12.04

9.  Share based remuneration – (continued)

	Number of Reed Elsevier PLC ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2005	—	2,346	2,285	710	5,341
Granted	—	107	152	692	951
Exercised	—	—	(46)	(5)	(51)
Forfeited	—	(40)	(259)	(18)	(317)

Outstanding at January 1, 2006	—	2,413	2,132	1,379	5,924
Granted	1,202	2,003	—	683	3,888
Exercised	(4)	—	(54)	(221)	(279)
Forfeited	(49)	(172)	(246)	(108)	(575)

Outstanding at January 1, 2007	1,149	4,244	1,832	1,733	8,958
Granted	775	1,584	78	662	3,099
Exercised	(112)	(2,226)	(1,698)	(457)	(4,493)
Forfeited	(156)	(170)	(67)	(95)	(488)

Outstanding at December 31, 2007	1,656	3,432	145	1,843	7,076

	Number of Reed Elsevier NV ordinary shares (’000)
	ESOS	LTIP	RSP	BIP	Total

Conditional shares
Outstanding at January 1, 2005	—	1,611	1,568	304	3,483
Granted	—	74	103	229	406
Exercised	—	—	(32)	—	(32)
Forfeited	—	(28)	(176)	(18)	(222)

Outstanding at January 1, 2006	—	1,657	1,463	515	3,635
Granted	806	1,318	—	280	2,404
Exercised	(3)	—	(36)	(101)	(140)
Forfeited	(33)	(117)	(149)	(45)	(344)

Outstanding at January 1, 2007	770	2,858	1,278	649	5,555
Granted	510	1,047	53	308	1,918
Exercised	(71)	(1,523)	(1,165)	(199)	(2,958)
Forfeited	(151)	(151)	(68)	(34)	(404)

Outstanding at December 31, 2007	1,058	2,231	98	724	4,111

The weighted average share price at the date of exercise of share options and conditional shares during 2007 was 621p (2006: 564p; 2005: 533p) for Reed Elsevier PLC ordinary shares and €13.76 (2006: €12.34; 2005: €11.31) for Reed Elsevier NV ordinary shares.

9.  Share based remuneration – (continued)

Range of exercise prices for outstanding share options

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	remaining	Number of	remaining	Number of	remaining
	share	contractual	share	contractual	share	contractual
	options	period till	options	period till	options	period till
	outstanding	expiry	outstanding	expiry	outstanding	expiry
	’000	(years)	’000	(years)	’000	(years)

Reed Elsevier PLC ordinary shares (pence)
301-350	—	—	—	—	38	0.1
351-400	668	1.6	1,345	1.4	2,161	2.3
401-450	2,652	2.4	4,733	3.0	6,110	4.0
451-500	12,356	4.8	23,953	5.5	31,858	6.6
501-550	12,716	7.1	15,462	7.8	12,981	8.1
551-600	4,331	4.3	6,639	4.7	8,283	5.2
601-650	4,280	8.8	852	2.8	1,019	3.6
651-700	3,046	3.2	3,598	4.1	4,089	5.1

Total	40,049	4.8	56,582	5.6	66,539	6.2

Reed Elsevier NV ordinary shares (euro)
8.01-9.00	—	—	—	—	9	7.2
9.01-10.00	1,954	5.1	4,146	6.2	8,034	7.0
10.01-11.00	6,791	5.8	14,595	5.1	17,919	5.9
11.01-12.00	8,912	7.2	10,589	8.0	8,774	8.0
12.01-13.00	402	5.3	307	5.6	356	3.3
13.01-14.00	4,269	4.6	5,163	4.8	5,808	5.4
14.01-15.00	5,041	6.5	2,896	4.2	3,223	4.7
15.01-16.00	486	2.3	551	2.7	636	2.6

Total	27,855	6.0	38,247	5.9	44,759	6.3

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 32). Conditional shares will be met from shares held by the EBT.

10.	Net finance costs

	2007	2006	2005
	£m	£m	£m

Interest on bank loans, overdrafts and commercial paper	(45)	(44)	(44)
Interest on other loans	(130)	(128)	(105)
Interest on obligations under finance leases	(1)	(1)	(1)

Total borrowing costs	(176)	(173)	(150)
Fair value losses on designated fair value hedge relationships	(2)	—	—
Losses on derivatives not designated as hedges	(2)	(3)	(20)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	(2)	(3)	(6)

Finance costs	(182)	(179)	(176)

Interest on bank deposits	34	14	10
Gains on loans and derivatives not designated as hedges	9	7	26

Finance income	43	21	36

Net finance costs	(139)	(158)	(140)

Finance costs include £1 million (2006: £6 million; 2005: £11 million) transferred from the hedge reserve. A net loss of £11 million (2006: £1 million gain; 2005: £11 million gain) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.

11.  Disposals and other non operating items

	2007	2006	2005
	£m	£m	£m

Revaluation of held for trading investments	(2)	1	3
Gain/(loss) on disposal of businesses and other assets	64	23	—

Net gain/(loss) on disposals and other non operating items	62	24	3

The gain on disposal of businesses in 2007 relates principally to the disposal of MDL Information Systems by Elsevier. Proceeds received in respect of disposals of businesses and other assets were £79 million (2006: £48 million; 2005: £21 million).

12.  Taxation

	2007	2006	2005
	£m	£m	£m

Current tax
United Kingdom	47	40	73
The Netherlands	33	43	42
Rest of world	(121)	(29)	35

Total current tax (credit)/charge	(41)	54	150
Deferred tax
Origination and reversal of temporary differences	(68)	7	44

Total taxation (credit)/charge on profit from continuing operations	(109)	61	194

The current tax (credit)/charge includes credits of £223 million (2006: nil; 2005: nil) in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations, and nil (2006: £65 million; 2005: nil) in respect of prior year disposals.

12.  Taxation — (continued)

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below:

	2007	2006	2005
	£m	£m	£m

Profit before tax from continuing operations	720	618	540

Tax at average applicable rates	168	139	101
Tax on share of results of joint ventures	(5)	(6)	(6)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	(21)	(22)	44
Adjustments relating to prior year disposals	—	(65)	—
Offset of tax reliefs against capital gains and tax base differences on disposals	(251)	—	—
Non deductible amounts and other items	—	15	55

Tax (credit)/expense	(109)	61	194

Tax (credit)/expense as a percentage of profit before tax	(15)%	10%	36%

The following tax has been recognised directly in equity during the year.

	2007	2006	2005
	£m	£m	£m

Tax on actuarial movements on defined benefit pension schemes	(65)	(45)	10
Tax on fair value movements on cash flow hedges	(2)	(18)	(13)
Deferred tax credits on share based remuneration	17	3	—

Net tax charge recognised directly in equity	(50)	(60)	(3)

During 2007, a tax charge of £9 million was transferred to net profit from the hedge reserve (2006: £3 million; 2005: nil).

13.	Cash flow statement

Reconciliation of profit before tax to cash generated from operations — continuing operations

	2007	2006	2005
	£m	£m	£m

Profit before tax	720	618	540
Disposals and other non operating items	(62)	(24)	(3)
Net finance costs	139	158	140
Share of results of joint ventures	(16)	(18)	(16)

Operating profit before joint ventures	781	734	661

Amortisation of acquired intangible assets	192	186	174
Amortisation of internally developed intangible assets	63	58	46
Depreciation of property, plant and equipment	62	67	63
Share based remuneration	32	34	38

Total non cash items	349	345	321

Increase in inventories and pre-publication costs	(11)	(2)	(21)
Increase in receivables	(19)	(47)	(105)
(Decrease)/increase in payables	(34)	27	86

Increase in working capital	(64)	(22)	(40)

Cash generated from operations	1,066	1,057	942

13.  Cash flow statement — (continued)

Cash flow on acquisitions — continuing operations

		2007	2006	2005
	Note	£m	£m	£m

Purchase of businesses	14	(241)	(120)	(283)
Investments in joint ventures		(24)	(1)	(15)
Deferred payments relating to prior year acquisitions		(7)	(11)	(8)

Total		(272)	(132)	(306)

14.  Acquisitions

Acquisitions in 2007 — continuing operations

During the year a number of acquisitions were made for a total consideration amounting to £264 million, after taking account of net cash acquired of £4 million, the most significant of which was the Beilstein chemical compound database.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	64	64
Intangible assets	—	232	232
Property, plant and equipment	—	—	—
Current assets	3	—	3
Current liabilities	(9)	—	(9)
Deferred tax	(2)	(24)	(26)

Net assets acquired	(8)	272	264

Consideration (after taking account of £4 million net cash acquired)			264
Less: consideration deferred to future years			(23)

Net cash flow			241

The fair value adjustments in relation to the acquisitions made in 2007 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The businesses acquired in 2007 contributed £29 million to revenue, increased net profit by £8 million and contributed nil to net cash inflow from operating activities for the part of the year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and net profit for the year would have been £3,684 million and £1,202 million respectively.

Acquisitions in 2006 — continuing operations

During the year a number of acquisitions were made for a total consideration amounting to £142 million, after taking account of net cash acquired of £6 million.

14.  Acquisitions — (continued)

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value
	on	Fair value
	acquisition	adjustments	Fair value
	£m	£m	£m

Goodwill	—	85	85
Intangible assets	1	74	75
Property, plant and equipment	1	—	1
Current assets	9	—	9
Current liabilities	(19)	—	(19)
Deferred tax	—	(9)	(9)

Net assets acquired	(8)	150	142

Consideration (after taking account of £6 million net cash acquired)			142
Less: consideration deferred to future years			(22)

Net cash flow			120

The fair value adjustments in relation to the acquisitions made in 2006 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

15.  Equity dividends

Dividends declared in the year

	2007	2006	2005
	£m	£m	£m

Reed Elsevier PLC	206	186	168
Reed Elsevier NV	210	185	168

Total	416	371	336

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p; 2005: 13.3p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369; 2005: €0.332) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p; 2005: 10.7p). The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304; 2005: €0.267). The total cost of funding the proposed final dividends is expected to be £291 million, for which no liability has been recognised at the balance sheet date.

Dividends paid and proposed relating to the financial year

	2007	2006	2005
	£m	£m	£m

Reed Elsevier PLC	204	200	183
Reed Elsevier NV	205	204	182

Total	409	404	365

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

16.  Goodwill

		2007	2006
	Note	£m	£m

At January 1		2,802	3,030
Acquisitions		101	102
Disposals		(323)	(20)
Reclassified as held for sale	24	(117)	—
Exchange translation differences		(1)	(310)

At December 31		2,462	2,802

The carrying amount of goodwill is after cumulative amortisation of £1,313 million (2006: £1,644 million) which was charged prior to the adoption of IFRS. Acquisitions include £37 million (2006: £17 million) in respect of discontinued operations.

For the purposes of impairment testing, goodwill is recorded in the cash generating units that are expected to benefit from each acquisition. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

	2007	2006
	£m	£m

Goodwill
Elsevier	767	744
LexisNexis US	1,058	1,077
LexisNexis International	118	120
Harcourt Schools US	—	302
Reed Exhibitions	302	264
Other	217	295

Total	2,462	2,802

The carrying value of each cash generating unit is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. The pre-tax discount rates used are between 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years, with a 3% long term nominal growth rate assumed thereafter.

17.	Intangible assets

		Market	Content,	Total	Internally
		and	software	acquired	developed
		customer	and	intangible	intangible
		related	other	assets	assets	Total
	Note	£m	£m	£m	£m	£m

Cost
At January 1, 2006		1,489	3,083	4,572	647	5,219
Acquisitions		43	44	87	—	87
Additions		—	—	—	108	108
Disposals		(2)	(16)	(18)	(73)	(91)
Exchange translation differences		(175)	(240)	(415)	(49)	(464)

At January 1, 2007		1,355	2,871	4,226	633	4,859
Acquisitions		63	199	262	—	262
Additions		—	—	—	80	80
Disposals		(544)	(118)	(662)	(60)	(722)
Reclassified as held for sale	24	(29)	(116)	(145)	(32)	(177)
Exchange translation differences		(27)	33	6	16	22

At December 31, 2007		818	2,869	3,687	637	4,324

Amortisation
At January 1, 2006		201	1,682	1,883	357	2,240
Charge for the year		106	191	297	71	368
Disposals		(1)	(16)	(17)	(65)	(82)
Exchange translation differences		(30)	(137)	(167)	(24)	(191)

At January 1, 2007		276	1,720	1,996	339	2,335
Charge for the year		52	176	228	73	301
Disposals		(166)	(111)	(277)	(52)	(329)
Reclassified as held for sale	24	(2)	(77)	(79)	(9)	(88)
Exchange translation differences		(8)	13	5	11	16

At December 31, 2007		152	1,721	1,873	362	2,235

Net book amount
At December 31, 2006		1,079	1,151	2,230	294	2,524
At December 31, 2007		666	1,148	1,814	275	2,089

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £817 million (2006: £935 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £288 million (2006: £293 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

Acquisitions include £30 million (2006: £12 million) in respect of discontinued operations. The amortisation charge includes £46 million (2006: £124 million) in respect of discontinued operations.

18.	Investments

	2007	2006
	£m	£m

Investments in joint ventures	116	73
Available for sale investments	90	25
Venture capital investments held for trading	21	25

Total	227	123

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2007	2006
	£m	£m

At January 1	73	71
Share of results of joint ventures	16	18
Dividends received from joint ventures	(12)	(16)
Additions	31	1
Exchange translation differences	8	(1)

At December 31	116	73

The principal joint ventures at December 31, 2007 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier’s share is set out below:

	Total joint ventures		Reed Elsevier share
	2007	2006	2007	2006
	£m	£m	£m	£m

Revenue	214	222	103	108
Net profit for the year	36	36	16	18

Total assets	302	215	143	99
Total liabilities	(165)	(121)	(76)	(55)

Net assets	137	94	67	44

Goodwill			49	29

Total			116	73

19.	Property, plant and equipment

		2007			2006
		Land	Fixtures		Land	Fixtures
		and	and		and	and
		buildings	equipment	Total	buildings	equipment	Total
	Note	£m	£m	£m	£m	£m	£m

Cost
At January 1		179	667	846	192	695	887
Acquisitions		—	1	1	—	2	2
Capital expenditure		6	70	76	9	89	98
Disposals		(26)	(183)	(209)	(3)	(55)	(58)
Reclassified as held for sale	24	(2)	(45)	(47)	—	—	—
Exchange translation differences		—	—	—	(19)	(64)	(83)

At December 31		157	510	667	179	667	846

Accumulated depreciation
At January 1		83	465	548	84	489	573
Acquisitions		—	1	1	—	1	1
Disposals		(19)	(148)	(167)	(3)	(55)	(58)
Reclassified as held for sale	24	(1)	(30)	(31)	—	—	—
Charge for the year		8	69	77	8	83	91
Exchange translation differences		—	—	—	(6)	(53)	(59)

At December 31		71	357	428	83	465	548

Net book amount		86	153	239	96	202	298

No depreciation is provided on freehold land. The net book amount of property, plant and equipment at December 31, 2007 includes £17 million (2006: £16 million) in respect of assets held under finance leases relating to fixtures and equipment.

The depreciation charge includes £15 million (2006: £24 million) in respect of discontinued operations.

20.	Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 20 and 21 of Section 3: Operating and Financial Review and Prospects; Liquidity and Capital Resources — Reed Elsevier. The main financial risks faced by Reed Elsevier are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier’s businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

20.	Financial instruments — (continued)

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set off.

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 Years	Total
At December 31, 2007	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(1,993)	(486)	(95)	(95)	(368)	(327)	(1,602)	(2,973)
Floating rate borrowings	(1,136)	(770)	(14)	(232)	(7)	(169)	(3)	(1,195)
Derivative financial liabilities
Interest rate derivatives	(9)	(5)	(5)	(2)	—	—	(6)	(18)
Cross currency interest rate swaps	—	(241)	(6)	(7)	(7)	(8)	(158)	(427)
Forward foreign exchange contracts	(13)	(654)	(265)	(118)	—	—	—	(1,037)
Derivative financial assets
Interest rate derivatives	16	4	7	5	3	2	4	25
Cross currency interest rate swaps	155	395	5	5	5	5	166	581
Forward foreign exchange contracts	39	680	276	120	—	—	—	1,076

Total	(2,941)	(1,077)	(97)	(324)	(374)	(497)	(1,599)	(3,968)

		Contractual cash flow
	Carrying	Within					More than
	amount	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 Years	Total
At December 31, 2006	£m	£m	£m	£m	£m	£m	£m	£m

Borrowings
Fixed rate borrowings	(2,089)	(406)	(445)	(89)	(89)	(369)	(1,781)	(3,179)
Floating rate borrowings	(917)	(659)	(13)	(13)	(281)	—	(2)	(968)
Derivative financial liabilities Interest rate derivatives	(6)	(6)	(4)	(1)	(1)	(1)	(8)	(21)
Cross currency interest rate swaps	—	(172)	(238)	—	—	—	—	(410)
Forward foreign exchange contracts	(3)	(506)	(212)	(96)	—	—	—	(814)
Derivative financial assets Interest rate derivatives	8	9	4	1	1	1	3	19
Cross currency interest rate swaps	174	237	355	—	—	—	—	592
Forward foreign exchange contracts	37	528	228	100	—	—	—	856

Total	(2,796)	(975)	(325)	(98)	(370)	(369)	(1,788)	(3,925)

The carrying amount of derivative financial liabilities comprises nil (2006: £3 million) in relation to fair value hedges, £18 million (2006: £4 million) in relation to cash flow hedges and £4 million (2006: £2 million) held for trading. The carrying amount of derivative financial assets comprises £170 million (2006: £176 million) in relation to fair value hedges, £28 million (2006: £42 million) in relation to cash flow hedges and £12 million (2006: £1 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

20.	Financial instruments — (continued)

At December 31, 2007 Reed Elsevier had access to £1,502 million (2006: £1,529 million) of committed bank facilities that expire in two to three years, of which £42 million (2006: £39 million) was drawn. These facilities principally provide back up for short term borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2007 and after utilising available cash resources (excluding £1,933 million of cash received from the part disposal of Harcourt Education which was included in the special distribution to shareholders of the parent companies in January 2008), no borrowings mature in the next two years (2006: nil); 27% of borrowings mature in the third year (2006: 25%); 29% in the fourth and fifth years (2006: 24%); 31% in the sixth to tenth years (2006: 37%); and 13% beyond the tenth year (2006: 14%).

Market Risk

Reed Elsevier’s primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier’s interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At December 31, 2007 after adjusting for £1,933 million of cash received from the part disposal of Harcourt Education which was included in the special distribution to the shareholders of the parent companies in January 2008, 69% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £7 million (2006: £3 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2007. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £7 million (2006: £3 million).

The impact on net equity of a theoretical change in interest rates as at December 31, 2007 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £10 million (2006: £9 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £10 million (2006: £8 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 26).

A theoretical weakening of all currencies by 10% against sterling at December 31, 2007 would decrease the carrying value of net assets, excluding net borrowings, by £262 million (2006: £341 million). This would be offset to a large degree by a decrease in net borrowings of £123 million (2006: £197 million). A strengthening of all currencies by 10% against sterling at December 31, 2007 would increase the carrying value of net assets, excluding borrowings, by £328 million (2006: £423 million) and increase net borrowings by £150 million (2006: £241 million).

A retranslation of the combined businesses’ net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £106 million (2006: £40 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £130 million (2006: £49 million).

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

20.	Financial instruments — (continued)

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor’s, Moody’s or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management’s assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £234 million (2006: £336 million); past due two to three months £78 million (2006: £111 million); past due four to six months £26 million (2006: £46 million); and past due greater than six months £21 million (2006: £25 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting

The hedging relationships that are designated under IAS39 — Financial Instruments are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £820 million were in place at December 31, 2007 (2006: £839 million) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2007 were as follows:

Gains/(losses) on borrowings and related derivatives

		Fair value
	January 1,	movement	Exchange	December 31,
	2005	gain/(loss)	gain/(loss)	2005
	£m	£m	£m	£m

USD debt	(5)	(9)	(1)	(15)
Related interest rate swaps	5	9	1	15

	—	—	—	—

Euro debt	(151)	62	(15)	(104)
Related Euro to USD cross currency interest rate swaps	152	(62)	15	105

	1	—	—	1

CHF debt	(86)	41	(8)	(53)
Related CHF to USD cross currency interest rate swaps	87	(41)	8	54

	1	—	—	1

Total USD, Euro and CHF debt	(242)	94	(24)	(172)
Total related interest rate derivatives	244	(94)	24	174

Net gain	2	—	—	2

20.	Financial instruments — (continued)

		Fair value
	January 1,	movement	Exchange	December 31,
	2006	gain/(loss)	gain/(loss)	2006
	£m	£m	£m	£m

USD debt	(15)	15	1	1
Related interest rate swaps	15	(15)	(1)	(1)

	—	—	—	—

Euro debt	(104)	(26)	14	(116)
Related Euro to USD cross currency interest rate swaps	105	26	(14)	117

	1	—	—	1

CHF debt	(53)	(10)	7	(56)
Related CHF to USD cross currency interest rate swaps	54	10	(7)	57

	1	—	—	1

Total USD, Euro and CHF debt	(172)	(21)	22	(171)
Total related interest rate derivatives	174	21	(22)	173

Net gain	2	—	—	2

		Fair value
	January 1,	movement	Exchange	December 31,
	2007	gain/(loss)	gain/(loss)	2007
	£m	£m	£m	£m

USD debt	1	(16)	—	(15)
Related interest rate swaps	(1)	16	—	15

	—	—	—	—

Euro debt	(116)	(35)	2	(149)
Related Euro to USD cross currency interest rate swaps	117	34	(2)	149

	1	(1)	—	—

CHF debt	(56)	49	1	(6)
Related CHF to USD cross currency interest rate swaps	57	(50)	(1)	6

	1	(1)	—	—

Total USD, Euro and CHF debt	(171)	(2)	3	(170)
Total related interest rate derivatives	173	—	(3)	170

Net gain	2	(2)	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2007. A fair value loss of £2 million (2006: nil; 2005: £3 million) has been included within finance costs.

During 2007, no (2006: £3 million; 2005: £5 million) fair value losses recognised on adoption of IAS39 — Financial Instruments were included in finance income.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1)	Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2)	Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

20.	Financial instruments — (continued)

Movements in the hedge reserve (pre-tax) in 2007, 2006 and 2005, including gains and losses on cash flow hedging instruments, were as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

Hedge reserve at January 1, 2005: (losses)/gains deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	—	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)

Hedge reserve at January 1, 2006: (losses)/gains deferred	(5)	—	12	7
Gains/(losses) arising in 2006	—	1	53	54
Amounts recognised in income statement	3	3	(14)	(8)
Exchange translation differences	—	—	(1)	(1)

Hedge reserve at January 1, 2007: (losses)/gains deferred	(2)	4	50	52
(Losses)/gains arising in 2007	—	(11)	14	3
Amounts recognised in income statement	2	(1)	(30)	(29)
Exchange translation differences	—	—	2	2

Hedge reserve at December 31, 2007: (losses)/gains deferred	—	(8)	36	28

All cash flow hedges were highly effective throughout the three years ended December 31, 2007.

A tax charge of £8 million (2006: £15 million; 2005: nil) in respect of the above gains and losses at December 31, 2007 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £30 million (2006: £14 million; 2005: £30 million) were recognised in revenue, and losses of £1 million (2006: £6 million; 2005: £11 million) were recognised in finance costs. A tax charge of £9 million (2006: £3 million; 2005: nil) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.

The deferred gains and losses on cash flow hedges at December 31, 2007 are currently expected to be recognised in the income statement in future years as follows:

				Total
			Foreign	hedge
	Transition	Interest rate	exchange	reserve
	loss	hedges	hedges	pre-tax
	£m	£m	£m	£m

2008	—	(2)	26	24
2009	—	(4)	10	6
2010	—	(2)	1	(1)
2011	—	—	(1)	(1)

(Losses)/gains deferred in hedge reserve at end of year	—	(8)	36	28

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

21.	Deferred tax

	2007	2006
	£m	£m

Deferred tax assets	141	170
Deferred tax liabilities	(695)	(850)

Total	(554)	(680)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets
	Excess of			Other			Other
	tax allowances	Acquired		temporary	Tax losses		temporary
	over	intangible	Pensions	differences -	carried	Pensions	differences -
	amortisation	assets	assets	liabilities	forward	liabilities	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax (liability)/asset at January 1, 2006	(115)	(799)	—	(66)	54	133	79	(714)
(Charge)/credit to profit	(27)	87	(4)	7	(47)	5	(4)	17
(Charge)/credit to equity	—	—	(6)	(18)	—	(39)	3	(60)
Transfers	(4)	5	4	(1)	3	2	(4)	5
Acquisitions	—	(11)	—	—	—	—	—	(11)
Exchange translation differences	13	76	—	9	(3)	(9)	(3)	83

Deferred tax (liability)/asset at January 1, 2007	(133)	(642)	(6)	(69)	7	92	71	(680)
(Charge)/credit to profit	(29)	63	—	35	(3)	(15)	19	70
(Charge)/credit to equity	—	—	(44)	(2)	—	(21)	17	(50)
Acquisitions	—	(38)	—	—	1	—	—	(37)
Disposals	34	95	(1)	—	—	(3)	(25)	100
Reclassified as held for sale	1	24	—	15	—	—	—	40
Exchange translation differences	2	—	—	—	—	(1)	2	3

Deferred tax (liability)/asset at December 31, 2007	(125)	(498)	(51)	(21)	5	52	84	(554)

At December 31, 2006 there were potential deferred tax assets of £193 million not recognised due to uncertainties over availability and timing of relevant taxable income, in relation to tax deductions carried forward of £483 million. These deductions were utilised in 2007 as a result of the disposal of Harcourt Education.

22.	Inventories and pre-publication costs

	2007	2006
	£m	£m

Raw materials	9	16
Pre-publication costs	154	403
Finished goods	108	214

Total	271	633

23.	Trade and other receivables

	2007	2006
	£m	£m

Trade receivables	1,054	1,105
Allowance for doubtful debts	(48)	(50)

	1,006	1,055
Prepayment and accrued income	142	169

Total	1,148	1,224

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debt. The movements in the provision during the year were as follows:

	2007	2006	2005
	£m	£m	£m

At January 1	50	66	73
Charge for the year	19	10	5
Trade receivables written off	(17)	(20)	(13)
Reclassified as held for sale	(5)	—	—
Exchange translation differences	1	(6)	1

At December 31	48	50	66

24.	Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale, principally in respect of Harcourt Assessment, are as follows:

	2007	2006
	£m	£m

Goodwill	117	—
Intangible assets	89	—
Property, plant and equipment	16	—
Inventories and pre-publication costs	54	—
Trade and other receivables	65	—

Total assets held for sale	341	—

Trade and other payables	44	—
Deferred tax liabilities	40	—

Total liabilities associated with assets held for sale	84	—

25.	Trade and other payables

	2007	2006
	£m	£m

Payables and accruals	1,000	956
Deferred income	966	969

Total	1,966	1,925

26.	Borrowings

	2007			2006
	Falling due	Falling due		Falling due	Falling due
	within	in more		within	in more
	1 year	than 1 year	Total	1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans, overdrafts and commercial paper	753	—	753	574	—	574
Finance leases	5	6	11	6	6	12
Other loans	—	1,378	1,378	131	1,279	1,410
Other loans in fair value hedging relationships	369	618	987	210	800	1,010

Total	1,127	2,002	3,129	921	2,085	3,006

The total fair value of financial liabilities measured at amortised cost is £2,206 million (2006: £2,042 million). The total fair value of other loans in fair value hedging relationships is £1,054 million (2006: £1,073 million).

Analysis by year of repayment

	2007				2006
	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year	753	369	5	1,127	574	341	6	921

Within 1 to 2 years	—	—	3	3	—	340	3	343
Within 2 to 3 years	—	220	3	223	—	—	2	2
Within 3 to 4 years	—	276	—	276	—	275	1	276
Within 4 to 5 years	—	423	—	423	—	282	—	282
After 5 years	—	1,077	—	1,077	—	1,182	—	1,182

	—	1,996	6	2,002	—	2,079	6	2,085

Total	753	2,365	11	3,129	574	2,420	12	3,006

Analysis by currency

	2007				2006
	Bank loans,				Bank loans,
	overdrafts				overdrafts
	and				and
	commercial	Other	Finance		commercial	Other	Finance
	paper	loans	leases	Total	paper	loans	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

US Dollars	108	1,841	11	1,960	327	1,877	12	2,216
£ Sterling	7	400	—	407	20	400	—	420
Euro	572	124	—	696	180	143	—	323
Other currencies	66	—	—	66	47	—	—	47

Total	753	2,365	11	3,129	574	2,420	12	3,006

Included in the US dollar amounts for other loans above is £521 million (2006: £550 million) of debt denominated in euros (€500 million) and Swiss francs (CHF350 million; 2006: CHF 500 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2007 had a fair value of £155 million (2006: £174 million).

27.	Lease arrangements

Finance leases

At December 31, 2007 future finance lease obligations fall due as follows:

	2007	2006
	£m	£m

Within one year	5	6
In the second to fifth years inclusive	7	7

	12	13
Less future finance charges	(1)	(1)

Total	11	12

Present value of future finance lease obligations payable:
Within one year	5	6
In the second to fifth years inclusive	6	6

Total	11	12

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2007 outstanding commitments under non-cancellable operating leases fall due as follows:

	2007	2006
	£m	£m

Within one year	104	115
In the second to fifth years inclusive	319	354
After five years	275	358

Total	698	827

Of the above outstanding commitments, £680 million (2006: £803 million) relate to land and buildings.

Operating lease commitments include £364 million (2006: £455 million) in respect of discontinued operations, of which £351 million (2006: £439 million) relates to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2007	2006
	£m	£m

Within one year	14	15
In the second to fifth years inclusive	42	47
After five years	11	21

Total	67	83

Future lease receivables include £49 million (2006: £45 million) in respect of discontinued operations.

28.	Provisions

	2007	2006
	£m	£m

At January 1	28	44
Utilised	(6)	(11)
Exchange translation differences	(1)	(5)

At December 31	21	28

28.	Provisions – (continued)

The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2016.

29.	Contingent liabilities and capital commitments

There are contingent liabilities amounting to £28 million (2006: £36 million) in respect of property lease guarantees.

30.	Combined share capitals

	2007	2006	2005
	£m	£m	£m

At January 1	191	190	191
Issue of ordinary shares	3	2	1
Exchange translation differences	3	(1)	(2)

At December 31	197	191	190

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31.	Combined share premiums

	2007	2006	2005
	£m	£m	£m

At January 1	1,879	1,805	1,805
Issue of ordinary shares, net of expenses	174	91	24
Exchange translation differences	90	(17)	(24)

At December 31	2,143	1,879	1,805

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

32.	Combined shares held in treasury

		Shares held
	Shares held	by parent
	by EBT	companies	Total
	£m	£m	£m

At January 1, 2005	66	—	66
Purchase of shares	27	—	27
Exchange translation differences	—	—	—

At January 1, 2006	93	—	93
Purchase of shares	68	217	285
Exchange translation differences	—	(1)	(1)

At January 1, 2007	161	216	377
Purchase of shares	74	199	273
Settlement of share awards	(49)	—	(49)
Exchange translation differences	—	18	18

At December 31, 2007	186	433	619

At December 31, 2007 shares held in treasury related to 18,723,830 (2006: 17,167,145; 2005: 10,780,776) Reed Elsevier PLC ordinary shares and 10,100,765 (2006: 9,242,214; 2005: 5,539,922) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (“EBT”); and 35,846,500 (2006: 20,593,500; 2005: nil) Reed Elsevier PLC ordinary shares and 25,301,500 (2006: 13,381,500; 2005: nil) Reed Elsevier NV ordinary shares held by the respective parent companies.

32.	Combined shares held in treasury – (continued)

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees’ discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

33.	Translation reserve

	2007	2006	2005
	£m	£m	£m

At January 1	(136)	89	(122)
Exchange differences on translation of foreign operations	(33)	(244)	180
Cumulative exchange differences on disposal of foreign operations	148	—	—
Exchange translation differences on capital and reserves	(124)	19	31

At December 31	(145)	(136)	89

34.	Other combined reserves

	2007			2006	2005
	Hedge	Other
	reserve	reserves	Total	Total	Total
	£m	£m	£m	£m	£m

At January 1	37	372	409	(21)	(144)
Transition adjustment on adoption of IAS39	—	—	—	—	11

At January 1, as restated	37	372	409	(21)	(133)
Profit attributable to parent companies’ shareholders	—	1,200	1,200	623	462
Dividends declared	—	(416)	(416)	(371)	(336)
Actuarial gains/(losses) on defined benefit pension schemes	—	224	224	139	(37)
Fair value movements on available for sale investments	—	—	—	3	3
Cumulative fair value movements on disposals of available for sale investments	—	(7)	(7)	—	—
Fair value movements on cash flow hedges	3	—	3	54	(10)
Tax recognised directly in equity	(2)	(48)	(50)	(60)	(3)
Increase in share based remuneration reserve	—	46	46	49	57
Settlement of share awards	—	(49)	(49)	—	—
Transfer from hedge reserve to net profit (net of tax)	(20)	—	(20)	(5)	(19)
Exchange translation differences	2	47	49	(2)	(5)

At December 31	20	1,369	1,389	409	(21)

35.	Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6 million (2006: £6 million; 2005: £6 million). As at December 31, 2007 amounts owed by joint ventures were £7 million (2006: £3 million; 2005: £3 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2007	2006	2005
	£m	£m	£m

Salaries and other short term employee benefits	8	7	7
Post employment benefits	1	1	1
Share based remuneration	9	7	10

Total	18	15	18

Post employment benefits represent the service cost under IAS19 — Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 — Share Based Payment.

36.	Post balance sheet event

On January 18, 2008 Reed Elsevier PLC paid a special distribution of 82.0p per ordinary share and Reed Elsevier NV paid a special distribution of €1.767 per ordinary share, from the net proceeds of the disposal of Harcourt Education. The aggregate special distribution, announced on December 12, 2007 of £2,013 million was recognised when paid in January 2008.

The special distributions were accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, being the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distributions.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were £330 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of £906 million, operating profits of £91 million and adjusted operating profits of £121 million.

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. In 2007 ChoicePoint reported revenues of £491 million, operating income (before goodwill and asset writedowns) of £112 million and earnings before interest, tax, depreciation and amortisation of £144 million.

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.5 of Form 20-F filed on March 20, 2008) expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP
London, England
February 20, 2008
(November 26, 2008 as to the
effects of the presentation
of Reed Business Information
as a discontinued operation
as described in note 4 to the
combined financial statements of
Reed Elsevier)

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Administrative expenses	3	(1)	(2)	(2)
Effect of tax credit equalisation on distributed earnings	4	(11)	(10)	(9)
Share of results of joint ventures	12	658	343	252

Operating profit		646	331	241
Finance (charges)/income	7	(3)	(3)	1

Profit before tax		643	328	242
Taxation	8	(19)	(8)	(7)

Profit attributable to ordinary shareholders		624	320	235

		2007	2006	2005
	Note	pence	pence	pence

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined businesses	10	33.9p	22.7p	13.7p
From discontinued operations of the combined businesses	10	15.8p	2.9p	4.9p

From total operations of the combined businesses	10	49.7p	25.6p	18.6p

Diluted earnings per share
From continuing operations of the combined businesses	10	33.5p	22.5p	13.5p
From discontinued operations of the combined businesses	10	15.6p	2.8p	4.9p

From total operations of the combined businesses	10	49.1p	25.3p	18.4p

The accompanying notes on pages F-56 to F-64 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Cash flows from operating activities
Cash used by operations	11	(2)	(2)	(2)
Interest (paid)/received		(3)	(3)	1
Tax paid		(16)	(6)	(8)

Net cash used in operating activities		(21)	(11)	(9)

Cash flows from investing activities
Dividends received from joint ventures		850	596	168

Cash flows from financing activities
Equity dividends paid	9	(206)	(186)	(168)
Proceeds on issue of ordinary shares		92	47	14
Purchase of treasury shares		(92)	(112)	—
Repayment of loan from joint venture	11	(36)	—	—
Increase in net funding balances due from joint ventures	11	(587)	(334)	(5)

Net cash used in financing activities		(829)	(585)	(159)

Movement in cash and cash equivalents		—	—	—

The accompanying notes on pages F-56 to F-64 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	£m	£m

Non-current assets
Investments in joint ventures	12	1,584	1,090

Total assets		1,584	1,090

Current liabilities
Amounts owed to joint ventures		—	36
Payables		—	1
Taxation		16	13

Total liabilities		16	50

Net assets		1,568	1,040

Capital and reserves
Called up share capital	13	163	161
Share premium account	14	1,123	1,033
Shares held in treasury (including in joint ventures)	15	(302)	(200)
Capital redemption reserve	16	4	4
Translation reserve	17	(37)	(98)
Other reserves	18	617	140

Total equity		1,568	1,040

The accompanying notes on pages F-56 to F-64 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006	2005
	£m	£m	£m

Profit attributable to ordinary shareholders	624	320	235
Share of joint ventures’ net income/(expense) recognised directly in equity	77	(57)	71
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	78	—	—
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(4)	—	—
Share of joint ventures’ transfer to net profit from hedge reserve	(11)	(3)	(10)

Total recognised income and expense for the year	764	260	296

Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	6

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	£m	£m	£m

Total recognised net income		764	260	296
Equity dividends declared	9	(206)	(186)	(168)
Issue of ordinary shares, net of expenses		92	47	14
Increase in shares held in treasury (including in joint ventures)	15	(130)	(151)	(14)
Increase in share based remuneration reserve		24	26	30
Equalisation adjustments		(16)	2	(2)

Net increase/(decrease) in shareholders’ equity		528	(2)	156
Shareholders’ equity at January 1		1,040	1,042	880
Share of joint ventures’ transition adjustment on adoption of IAS39		—	—	6

Shareholders’ equity at December 31		1,568	1,040	1,042

The accompanying notes on pages F-56 to F-64 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

On January 1, 1993 Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier Group plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Under the equalisation arrangements Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% interest. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

2.	Accounting policies

Basis of preparation

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier PLC, and have been prepared under the historic cost convention and in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”).

Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling (“£”).

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC’s consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-8 to F-13.

Investments

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

2.	Accounting policies — (continued)

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

3.	Administrative expenses

Administrative expenses include £526,000 (2006: £486,000; 2005: £495,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2006: nil; 2005: nil).

4.	Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5.	Auditors’ remuneration

Audit fees payable by Reed Elsevier PLC were £25,000 (2006: £24,000; 2005: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 6 to the combined financial statements.

6.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 35 to the combined financial statements.

7.	Finance (charges)/income

	2007	2006	2005
	£m	£m	£m

Finance (charges)/income from joint ventures	(3)	(3)	1

8.	Taxation

	2007	2006	2005
	£m	£m	£m

UK corporation tax	19	8	7

8.	Taxation — (continued)

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2007	2006	2005
	£m	£m	£m

Profit before tax	643	328	242

Tax at applicable rate 30% (2006: 30%; 2005: 30%)	193	98	73
Tax on share of results of joint ventures	(194)	(103)	(73)
Other	20	13	7

Tax expense	19	8	7

9.	Equity dividends

	2007	2006	2005	2007	2006	2005
Dividends declared in the year	pence	pence	pence	£m	£m	£m

Ordinary shares
Final for prior financial year	11.8p	10.7p	9.6p	149	135	120
Interim for financial year	4.5p	4.1p	3.7p	57	51	48

Total	16.3p	14.8p	13.3p	206	186	168

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p; 2005: 10.7p). The cost of funding the proposed final dividend is expected to be £147 million. No liability has been recognised at the balance sheet date.

	2007	2006	2005
Dividends paid and proposed relating to the financial year	pence	pence	pence

Ordinary shares
Interim (paid)	4.5p	4.1p	3.7p
Final (proposed)	13.6p	11.8p	10.7p

Total	18.1p	15.9p	14.4p

10.	Earnings per ordinary share (“EPS”)

	2007
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,256.5	426	33.9p
From discontinued operations of the combined businesses	1,256.5	198	15.8p

From total operations of the combined businesses	1,256.5	624	49.7p

Diluted EPS
From continuing operations of the combined businesses	1,271.3	426	33.5p
From discontinued operations of the combined businesses	1,271.3	198	15.6p

From total operations of the combined businesses	1,271.3	624	49.1p

10.	Earnings per ordinary share (“EPS”) — (continued)

	2006
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,251.9	284	22.7p
From discontinued operations of the combined businesses	1,251.9	36	2.9p

From total operations of the combined businesses	1,251.9	320	25.6p

Diluted EPS
From continuing operations of the combined businesses	1,266.4	284	22.5p
From discontinued operations of the combined businesses	1,266.4	36	2.8p

From total operations of the combined businesses	1,266.4	320	25.3p

	2005
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	£m	pence

Basic EPS
From continuing operations of the combined businesses	1,266.2	173	13.7p
From discontinued operations of the combined businesses	1,266.2	62	4.9p

From total operations of the combined businesses	1,266.2	235	18.6p

Diluted EPS
From continuing operations of the combined businesses	1,277.2	173	13.5p
From discontinued operations of the combined businesses	1,277.2	62	4.9p

From total operations of the combined businesses	1,277.2	235	18.4p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2007 are shown below:

	Year Ended December 31,
			2007	2006	2005
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	1,287.4	(37.8)	1,249.6	1,266.2	1,265.4
Issue of ordinary shares	18.5	—	18.5	10.4	3.6
Share repurchases	—	(15.2)	(15.2)	(20.6)	—
Net purchase of shares by employee benefit trust	—	(1.6)	(1.6)	(6.4)	(2.8)

At December 31	1,305.9	(54.6)	1,251.3	1,249.6	1,266.2

Weighted average number of equivalent ordinary shares during the year			1,256.5	1,251.9	1,266.2

10.	Earnings per ordinary share (“EPS”) — (continued)

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2007	2006	2005
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	1,256.5	1,251.9	1,266.2
Weighted average number of dilutive shares under option	14.8	14.5	11.0

Weighted average number of shares — Diluted	1,271.3	1,266.4	1,277.2

11.	Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2007	2006	2005
	£m	£m	£m

Administrative expenses	(1)	(2)	(2)
Net movement in payables	(1)	—	—

Cash used by operations	(2)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2007	2006	2005
	£m	£m	£m

At January 1	898	564	559
Cash flow	623	334	5

At December 31	1,521	898	564

12.	Investments in joint ventures

	2007	2006
	£m	£m

Share of results of joint ventures	658	343
Share of joint ventures’:
Net income/(expense) recognised directly in equity	77	(57)
Cumulative exchange differences on disposal of foreign operations	78	—
Cumulative fair value movements on disposal of available for sale investments	(4)	—
Transfer to net profit from hedge reserve	(11)	(3)
Purchases of treasury shares by employee benefit trust	(38)	(39)
Increase in share based remuneration reserve	24	26
Equalisation adjustments	(27)	(8)
Dividends received from joint ventures	(850)	(596)
Increase in net funding balances due from joint ventures	587	334

Net movement in the year	494	—
At January 1	1,090	1,090

At December 31	1,584	1,090

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders’ 52.9% share is set out below.

12.	Investments in joint ventures – (continued)

	Total joint ventures			Reed Elsevier PLC shareholders’ share
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Revenue	3,678	3,613	3,373	1,946	1,911	1,784
Net profit for the year	1,203	625	464	658	343	252

			Reed Elsevier PLC
	Total joint ventures		shareholders’ share
	2007	2006	2007	2006
	£m	£m	£m	£m

Total assets	9,778	8,532	5,173	4,549
Total liabilities	(6,802)	(6,553)	(5,110)	(4,393)

Net assets	2,976	1,979	63	156

Attributable to:
Joint ventures	2,965	1,966	63	156
Minority interests	11	13	—	—

	2,976	1,979	63	156

Funding balances due from joint ventures			1,521	934

Total			1,584	1,090

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC’s share of assets and liabilities are cash and cash equivalents of £1,305 million (2006: £275 million) and borrowings of £1,655 million (2006: £1,590 million) respectively.

13.	Share capital

Authorised	No. of shares	£m

Ordinary shares of 12.5p each	1,305,891,497	163
Unclassified shares of 12.5p each	165,561,679	21

Total		184

On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of 14 51/116 p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of 14 51/116p each.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2007		2006		2005
	No. of shares	£m	No. of shares	£m	No. of shares	£m

At January 1	1,287,364,048	161	1,277,013,440	160	1,273,674,009	159
Issue of ordinary shares	18,527,449	2	10,350,608	1	3,339,431	1

At December 31	1,305,891,497	163	1,287,364,048	161	1,277,013,440	160

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 15.

14.	Share premium

	2007	2006	2005
	£m	£m	£m

At January 1	1,033	987	974
Issue of ordinary shares, net of expenses	90	46	13

At December 31	1,123	1,033	987

15.	Shares held in treasury

	2007	2006	2005
	£m	£m	£m

At January 1	200	49	35
Share repurchases	92	112	—
Share of joint ventures’ employee benefit trust purchases	38	39	14
Share of joint ventures’ settlement of share awards by employee benefit trust	(28)	—	—

At December 31	302	200	49

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.	Capital redemption reserve

	2007	2006	2005
	£m	£m	£m

At January 1 and December 31	4	4	4

17.	Translation reserve

	2007	2006	2005
	£m	£m	£m

At January 1	(98)	31	(64)
Share of joint ventures’ exchange differences on translation of foreign operations	(17)	(129)	95
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	78	—	—

At December 31	(37)	(98)	31

18.	Other reserves

	2007	2006	2005
	£m	£m	£m

At January 1	140	(91)	(158)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	6

At January 1 restated	140	(91)	(152)
Profit attributable to ordinary shareholders	624	320	235
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	118	73	(19)
Fair value movements on available for sale investments	—	2	2
Cumulative fair value movements on disposal of available for sale investments	(4)	—	—
Fair value movements on cash flow hedges	2	29	(5)
Tax recognised directly in equity	(26)	(32)	(2)
Increase in share based remuneration reserve	24	26	30
Settlement of share awards by employee benefit trust	(28)	—	—
Transfer to net profit from hedge reserve	(11)	(3)	(10)
Equalisation adjustments	(16)	2	(2)
Equity dividends declared	(206)	(186)	(168)

At December 31	617	140	(91)

19.	Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2007	2006
	£m	£m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	2,759	2,589

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

20.	Post balance sheet events

On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on December 12, 2007 of £1,041 million was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Following the share consolidation, effective January 7, 2008 there were 1,130,473,244 ordinary shares of 14 51/116p in issue, of which 46,880,490 were held in treasury including 15,849,192 held by the Reed Elsevier Group plc employee benefit trust. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008 being the date on which the special distribution was paid.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were £330 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of £906 million, operating profits of £91 million and adjusted operating profits of £121 million.

20.	Post balance sheet events — (continued)

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of £491 million, operating income (before goodwill and asset writedowns) of £112 million and earnings before interest, tax, depreciation and amortisation of £144 million.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated balance sheets of Reed Elsevier NV (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders’ equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 (see Item 19 — Exhibit 15.6 of Form 20-F filed on March 20, 2008) expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 20, 2008
(November 26, 2008 as to the
effects of the presentation
of Reed Business Information
as a discontinued operation
as described in note 4 to the
combined financial statements of
Reed Elsevier)

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Administrative expenses	3	(3)	(3)	(3)
Share of results of joint ventures	11	803	455	339

Operating profit		800	452	336
Finance income	6	73	7	2

Profit before tax		873	459	338
Taxation	7	(18)	(1)	—

Profit attributable to ordinary shareholders		855	458	338

	Note	2007	2006	2005

Earnings per ordinary share (EPS)
Basic earnings per share
From continuing operations of the combined business	9	€0.78	€0.53	€0.32
From discontinued operations of the combined business	9	€0.32	€0.06	€0.11

From total operations of the combined businesses	9	€1.10	€0.59	€0.43

Diluted earnings per share
From continuing operations of the combined business	9	€0.77	€0.53	€0.32
From discontinued operations of the combined business	9	€0.32	€0.06	€0.11

From total operations of the combined businesses	9	€1.09	€0.59	€0.43

The accompanying notes on pages F-71 to F-79 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Cash flows from operating activities
Cash used by operations	10	(2)	(3)	(5)
Interest received		71	12	1
Tax (paid)/received		(18)	(1)	2

Net cash from/(used in) operating activities		51	8	(2)

Cash flows from investing activities
Dividends received from joint ventures		1,410	1,111	189

Cash flows from financing activities
Equity dividends paid	8	(310)	(272)	(245)
Proceeds on issue of ordinary shares		124	68	18
Purchase of treasury shares		(176)	(156)	—
(Increase)/decrease in net funding balances due from joint ventures	10	(1,238)	(612)	16

Net cash used in financing activities		(1,600)	(972)	(211)

Movement in cash and cash equivalents		(139)	147	(24)

The accompanying notes on pages F-71 to F-79 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		2007	2006
	Note	€m	€m

Non-current assets
Investments in joint ventures	11	2,075	1,386
Current assets
Amounts due from joint ventures		5	3
Cash and cash equivalents		9	148

		14	151

Total assets		2,089	1,537

Current liabilities
Payables	12	9	8
Taxation		64	64

Total liabilities		73	72

Net assets		2,016	1,465

Capital and reserves
Share capital issued	13	49	48
Paid-in surplus	14	1,685	1,562
Shares held in treasury (including in joint ventures)	15	(459)	(282)
Translation reserve	16	(159)	(70)
Other reserves	17	900	207

Total equity		2,016	1,465

The accompanying notes on pages F-71 to F-79 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007	2006	2005
	€m	€m	€m

Profit attributable to ordinary shareholders	855	458	338
Share of joint ventures’ net (expense)/income recognised directly in equity	(45)	(50)	138
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	103	—	—
Shares of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(5)	—	—
Share of joint ventures’ transfer to net profit from hedge reserve	(15)	(4)	(14)

Total recognised income and expense for the year	893	404	462

Share of joint ventures’ transition adjustment on adoption of IAS 39	—	—	8

REED ELSEVIER NV
CONSOLIDATED RECONCILIATION OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007	2006	2005
	Note	€m	€m	€m

Total recognised net income		893	404	462
Equity dividends declared	8	(310)	(272)	(245)
Issue of ordinary shares, net of expenses		124	68	18
Increase in shares held in treasury (including in joint ventures)	15	(230)	(210)	(20)
Increase in share based remuneration reserve		34	36	42
Equalisation adjustments		40	1	—

Net increase in shareholders’ equity		551	27	257
Shareholders’ equity at January 1		1,465	1,438	1,173
Share of joint ventures’ transition adjustment on adoption of IAS39		—	—	8

Shareholders’ equity at December 31		2,016	1,465	1,438

The accompanying notes on pages F-71 to F-79 are an integral part of these consolidated financial statements

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of financial statements

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier NV and are presented using the equity method. The consolidated financial statements have been prepared under the historical cost convention.

Unless otherwise indicated, all amounts shown in the consolidated financial statements are stated in euros (“€”). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

The Reed Elsevier combined financial statements on pages F-2 to F-49 form an integral part of the notes to Reed Elsevier NV’s consolidated financial statements.

As a consequence of the merger of the company’s businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

2.	Accounting policies

Basis of Preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

Unless otherwise indicated, all amounts shown in the financial statements are in euros (“€”).

Reed Elsevier NV’s consolidated financial statements are presented incorporating Reed Elsevier NV’s investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV’s share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC’s share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-8 to F-13.

Basis of valuation of assets and liabilities

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV’s 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

2.	Accounting policies — (continued)

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

3.	Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2006: €0.2 million; 2005: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2006: nil; 2005: nil).

4.	Auditors’ remuneration

Audit fees payable by Reed Elsevier NV were €47,000 (2006: €46,000; 2005: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 6 to the combined financial statements.

5.	Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier NV. The remuneration of executive directors of Reed Elsevier NV is disclosed in note 35 to the combined financial statements.

6.	Finance income

	2007	2006	2005
	€m	€m	€m

Finance income from joint ventures	73	7	2

7.	Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2007	2006	2005
	€m	€m	€m

Profit before tax	873	459	338

Tax at applicable rate 25.5% (2006: 29.6%; 2005: 31.5%)	223	136	106
Tax on share of results of joint ventures	(205)	(135)	(106)

Tax expense	18	1	—

8.  Equity dividends

	2007	2006	2005	2007	2006	2005
Dividends declared in the year	€	€	€	€m	€m	€m

Ordinary shares
Final for prior financial year	€ 0.304	€ 0.267	€ 0.240	225	197	177
Interim for financial year	€ 0.114	€ 0.102	€ 0.092	85	75	68
R-shares	—	—	—	—	—	—

Total	€ 0.418	€ 0.369	€ 0.332	310	272	245

The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304; 2005: €0.267). The cost of funding the proposed final dividend is expected to be €195 million. No liability has been recognised at the balance sheet date.

	2007	2006	2005
Dividends paid and proposed relating to the financial year	€	€	€

Ordinary shares
Interim (paid)	€0.114	€ 0.102	€ 0.092
Final (proposed)	€0.311	€ 0.304	€ 0.267
R-Shares	—	—	—

Total	€0.425	€ 0.406	€ 0.359

9.	Earnings per ordinary share (“EPS”)

	2007
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	774.9	603	€0.78
From discontinued operations of the combined businesses	774.9	252	€0.32

From total operations of the combined businesses	774.9	855	€1.10

Diluted EPS
From continuing operations of the combined businesses	784.1	603	€0.77
From discontinued operations of the combined businesses	784.1	252	€0.32

From total operations of the combined businesses	784.1	855	€1.09

	2006
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	772.1	408	€0.53
From discontinued operations of the combined businesses	772.1	50	€0.06

From total operations of the combined businesses	772.1	458	€0.59

Diluted EPS
From continuing operations of the combined businesses	781.7	408	€0.53
From discontinued operations of the combined businesses	781.7	50	€0.06

From total operations of the combined businesses	781.7	458	€0.59

9.	Earnings per ordinary share (“EPS”) – (continued)

	2005
	Weighted
	average
	number of
	shares	Earnings	EPS
	(millions)	€m	€

Basic EPS
From continuing operations of the combined businesses	783.1	252	€0.32
From discontinued operations of the combined businesses	783.1	86	€0.11

From total operations of the combined businesses	783.1	338	€0.43

Diluted EPS
From continuing operations of the combined businesses	789.9	252	€0.32
From discontinued operations of the combined businesses	789.9	86	€0.11

From total operations of the combined businesses	789.9	338	€0.43

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2007 are shown below:

	Year Ended December 31,
			2007	2006	2005
			Shares in	Shares in	Shares in
			issue net of	issue net of	issue net of
	Shares in	Treasury	treasury	treasury	treasury
	issue	shares	shares	shares	shares
	(millions)	(millions)	(millions)	(millions)	(millions)

Number of ordinary shares
At January 1	748.6	(22.6)	726.0	736.3	736.4
Issue of ordinary shares	11.7	—	11.7	6.8	1.9
Share repurchases	—	(11.9)	(11.9)	(13.4)	—
Net purchase of shares by employee benefit trust	—	(0.9)	(0.9)	(3.7)	(2.0)

At December 31	760.3	(35.4)	724.9	726.0	736.3

Weighted average number of equivalent ordinary shares during the year			774.9	772.1	783.1

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2007	2006	2005
	(millions)	(millions)	(millions)

Weighted average number of shares — Basic	774.9	772.1	783.1
Weighted average number of dilutive shares under options	9.2	9.6	6.8

Weighted average number of shares — Diluted	784.1	781.7	789.9

10.  Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2007	2006	2005
	€m	€m	€m

Administrative expenses	(3)	(3)	(3)
Net movement in payables	1	—	(2)

Cash used by operations	(2)	(3)	(5)

Reconciliation of net funding balances due from joint ventures

	2007	2006	2005
	€m	€m	€m

At January 1	626	14	30
Cash flow	1,238	612	(16)

At December 31	1,864	626	14

11.  Investments in joint ventures

	2007	2006
	€m	€m

Share of results of joint ventures	803	455
Share of joint ventures’:
Net expense recognised directly in equity	(45)	(50)
Cumulative exchange differences on disposal of foreign operations	103	—
Cumulative fair value movements on disposal of available for sale investments	(5)	—
Transfer to net profit from hedge reserve	(15)	(4)
Purchases of treasury shares by employee benefit trust	(54)	(54)
Increase in share based remuneration reserve	34	36
Equalisation adjustments	40	1
Dividends received from joint ventures	(1,410)	(1,111)
Increase in net funding balances due from joint ventures	1,238	612

Net movement in the year	689	(115)
At January 1	1,386	1,501

At December 31	2,075	1,386

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV’s 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share
	2007	2006	2005	2007	2006	2005
	€m	€m	€m	€m	€m	€m

Revenue	5,370	5,311	4,925	2,685	2,656	2,463
Net profit for the year	1,713	919	677	803	455	339

11.  Investments in joint ventures – (continued)

	Total joint ventures		Reed Elsevier NV share
	2007	2006	2007	2006
	€m	€m	€m	€m

Total assets	13,298	12,713	6,635	6,209
Total liabilities	(9,251)	(9,764)	(6,424)	(5,449)

Net assets	4,047	2,949	211	760

Attributable to:
Joint ventures	4,032	2,929	211	760
Minority interests	15	20	—	—

	4,047	2,949	211	760

Net funding balances due from joint ventures			1,864	626

Total			2,075	1,386

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV’s share of assets and liabilities are cash and cash equivalents of €1,669 million (2006: €239 million) and borrowings of €2,242 million (2006: €2,232 million).

12.  Payables

Included within payables are employee convertible debenture loans of €8 million (2006: €8 million) with a weighted average interest rate of 4.99% (2006: 4.68%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

13.  Share capital

Authorised

	No. of shares	€m

Ordinary shares of €0.06 each	2,100,000,000	126
Unclassified shares of €0.60 each	30,000,000	18

Total		144

On January 7, 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R-Shares of €0.60 were consolidated on a similar basis into new R-Shares of €0.70.

Issued and fully paid

		Ordinary		Ordinary
	R-shares	shares	R-shares	shares	Total
	Number	Number	€m	€m	€m

At January 1, 2005	4,679,249	740,090,600	3	44	47
Issue of ordinary shares	—	1,714,630	—	—	—

At January 1, 2006	4,679,249	741,805,230	3	44	47
Issue of ordinary shares	—	6,791,894	—	1	1

At January 1, 2007	4,679,249	748,597,124	3	45	48
Issue of ordinary shares	—	11,653,240	—	1	1

At December 31, 2007	4,679,249	760,250,364	3	46	49

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 15.

13.  Share capital – (continued)

At December 31, 2007 4,523,094 R-shares were held by a subsidiary of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

14.  Paid-in surplus

	2007	2006	2005
	€m	€m	€m

At January 1	1,562	1,495	1,477
Issue of ordinary shares	123	67	18

At December 31	1,685	1,562	1,495

Within paid-in surplus, an amount of €1,508 million (2006: €1,385 million; 2005: €1,318 million) is free of tax.

15.  Shares held in treasury

	2007	2006	2005
	€m	€m	€m

At January 1	282	68	47
Share repurchases	176	156	—
Share of joint ventures’ employee benefit trust purchases	54	54	20
Share of joint ventures’ settlement of share awards by employee benefit trust	(36)	—	—
Exchange translation differences	(17)	4	1

At December 31	459	282	68

Share repurchases include €21 million in respect of the repurchase of 156,155 R-shares from a subsidiary of Reed Elsevier PLC.

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16.  Translation reserve

	2007	2006	2005
	€m	€m	€m

At January 1	(70)	76	(98)
Share of joint ventures’ exchange differences on translation of foreign operations	(192)	(146)	174
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	103	—	—

At December 31	(159)	(70)	76

17.  Other reserves

	2007	2006	2005
	€m	€m	€m

At January 1	207	(112)	(206)
Share of joint ventures’ transition adjustment on adoption of IAS39	—	—	8

At January 1 as restated	207	(112)	(198)
Profit attributable to ordinary shareholders	855	458	338
Share of joint ventures’:
Actuarial gains/(losses) on defined benefit pension schemes	165	102	(27)
Fair value movements on available for sale investments	—	2	2
Cumulative fair value movements on disposal of available for sale investments	(5)	—	—
Fair value movements on cash flow hedges	2	40	(8)
Tax recognised directly in equity	(37)	(44)	(2)
Increase in share based remuneration reserve	34	36	42
Settlement of share awards by employee benefit trust	(36)	—	—
Transfer to net profit from hedge reserve	(15)	(4)	(14)
Equalisation adjustments	40	1	—
Equity dividends declared	(310)	(272)	(245)

At December 31	900	207	(112)

18.  Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2007	2006
	€m	€m

Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	3,745	3,858

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

19.  Post balance sheet events

On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on December 12, 2007 of €1,299 million was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution. The existing R-Shares of €0.60 were consolidated on a similar basis into new R-Shares of €0.70.

Following the share consolidation, effective January 7, 2008 there were 658,127,218 ordinary shares of €0.07 in issue, of which 30,584,845 were held in treasury including 8,682,054 held by the Reed Elsevier Group plc employee benefit trust. Additionally, post share consolidation there were 4,050,720 R-Shares of €0.70 in issue, of which 135,179 were held in treasury. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008 being the date on which the special distribution was paid.

On January 30, 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were €449 million.

On February 20, 2008 Reed Elsevier approved a plan to divest Reed Business Information. In the year to December 31, 2007 Reed Business Information reported revenues of €1,323 million, operating profits of €133 million and adjusted operating profits of €177 million.

19.  Post balance sheet events – (continued)

On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint’s estimated net debt of $0.6 billion, the total value of the transaction is $4.1 billion. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of €717 million, operating income (before goodwill and asset writedowns) of €164 million and earnings before interest, tax, depreciation and amortisation of €210 million.

GLOSSARY OF TERMS

Terms used in Financial Statements	US equivalent or brief description

Accruals	Accrued expenses

Adjusted operating profit	Operating profit before amortisation of acquired intangible assets and acquisition integration costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and is presented in accordance with IAS14: Segment Reporting

Allotted	Issued

Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management

Bank borrowings	Payable to banks

Called up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Capital and reserves	Shareholders’ equity

Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Current instalments of loans	Long term debt due within one year

EPS	Earnings per ordinary share

Finance lease	Capital lease

Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends

Investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents

Net cash acquired	Cash less debt acquired with a business

Prepayments	Prepaid expenses

Profit	Income

Profit attributable	Net income

Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures

Share based remuneration	Stock based compensation

Shareholders’ equity	Shareholders’ funds

Share premium account	Premiums paid in excess of par value of ordinary shares

Revenue	Sales

Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation